MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2004

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying consolidated financial statements were made based on the exchange rate of Php56.276 to US$1.00, the volume weighted average exchange rate at September 30, 2004 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Our consolidated financial statements as of and for the nine months ended September 30, 2004 incorporate certain changes in accounting policies which have affected our financial position and results of operations retrospectively. For further discussion please see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Financial Highlights and Key Performance Indicators

	September 30,	December 31,	Increase (Decrease)
(in millions)	2004	2003(1)	Amount	%
	(Unaudited)	(As restated)
Consolidated Balance Sheets
Total assets	Php305,978	Php301,042	Php4,936	2
Property, plant and equipment - net	243,956	247,484	(3,528)	(1)
Total debt	159,125	180,612	(21,487)	(12)
Total equity	82,497	63,405	19,092	30
Debt to equity ratio	1.93x	2.85x	–	–

	Nine Months Ended September 30,
			Increase
	2004	2003(1)	Amount	%
	(Unaudited)
Consolidated Statements of Income
Operating revenues	Php87,519	Php73,524	Php13,995	19
Operating expenses	52,154	50,079	2,075	4
Net operating income	35,365	23,445	11,920	51
Net income	20,007	593	19,414	3,274
Operating margin	40%	32%	–	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php54,541	Php37,353	Php17,188	46
Net cash used in investing activities	16,613	12,297	4,316	35
Capital expenditures	16,238	11,232	5,006	45
Net cash used in financing activities	29,704	24,506	5,198	21
Operational Data
Number of fixed lines in service	2,184,411	2,172,793	11,618	1
Number of cellular subscribers	17,472,516	11,550,792	5,921,724	51
Number of employees	18,708	18,009	699	4

_____________

As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•               Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart and Pilipino Telephone Corporation, or Piltel, our cellular service providers, and Mabuhay Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc., our satellite and very small aperture terminal, or VSAT, operators;

•               Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel and Bonifacio Communications Corporation, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation; and

•               Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; call center services provided by ePLDT’s subsidiaries Parlance Systems, Inc. and Vocativ Systems, Inc.; internet access services provided by ePLDT’s subsidiary, Infocom Technologies, Inc.; and e-commerce and IT-related services provided by other investees of ePLDT, as discussed in Note 8 – Investments to the accompanying consolidated financial statements.

Accounting Changes

On January 1, 2004, we adopted SFAS 17/IAS 17 “Leases” and SFAS 12/IAS 12 “Income Taxes.” The Philippine Accounting Standards Council, or ASC, approved the adoption of SFAS 17/IAS 17 and SFAS 12/IAS 12 effective in the Philippines for consolidated financial statements covering periods beginning on or after January 1, 2004.

On July 1, 2004, effective January 1, 2004, we elected to early adopt IAS 27 “Consolidated and Separate Financial Statements”, IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”, which will be effective in the Philippines for consolidated financial statements covering periods beginning on or after January 1, 2005. We believe that the adoption of these standards earlier than required will fairly reflect the effects of certain significant and material transactions covered by these standards which we entered into during the third quarter of 2004.

Adoption of the above new standards involved the following changes in accounting policies and have accordingly restated our comparative consolidated financial statements retroactively in accordance with the transitional rules detailed in these standards.

•         SFAS 12/IAS 12 “Income Taxes”. SFAS 12/IAS 12 prescribes the accounting treatment for current and noncurrent deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, a deferred tax asset, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.

•         SFAS 17/IAS 17 “Leases”. SFAS 17/IAS 17 requires the capitalization of finance leases, which transfer substantially all the risks and benefits incidental to ownership of leased item, at the inception of the lease at the fair value of leased property or, if lower, at the present value of the minimum lease payments. SFAS 17/IAS 17 also requires that a lease where the lessor retains substantially all the risks and benefits of ownership of the asset be classified as operating leases, which should be recognized as an expense in the income statement on a straight-line basis over the lease term.

•         IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 supersedes Consolidated Financial Statements and Accounting for Investments in Subsidiaries. Under the revised IAS 27, the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that significantly impair a subsidiary’s ability to transfer funds to the parent company under the superseded standard was removed. Consequently, Piltel was required to be included in our consolidated financial statements retrospectively.

•         IAS 32 “Financial Instruments: Disclosure and Presentation”. IAS 32 covers the disclosure and presentation of all financial instruments. The Standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the consolidated financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and our financial risk management policies and objectives. The Standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. Consequently, we have designated PLDT’s Convertible Preferred Stock Series V, VI and VII as compound instruments consisting of liability and equity components. The total fair value of the Convertible Preferred Stock Series V, VI and VII was determined at issue date, of which the aggregate fair value of the liability component of the Series V, VI and VII Convertible Preferred Stock as of date of issuance is included under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

•         IAS 39, “Financial Instruments: Recognition and Measurement”. IAS 39 establishes the accounting and reporting standards for recognizing and measuring our financial assets and financial liabilities. The Standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, we are to continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as “at fair value through profit and loss” and derivatives, which are measured at fair value.

IAS 39 also covers the accounting for derivative instruments. The Standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in equity until the hedged item is recognized in earnings.

The following is the reconciliation from previously reported net income and earnings per share for the nine months ended September 30, 2003, for the year ended December 31, 2003 and for the six months ended June 30, 2004, including the effect of these restatements on per share amounts:

	September 30,	December 31,	June 30,
	2003	2003	2004(1)
(in millions)	(As restated)

Net income, as previously reported	Php5,794	Php11,182	Php12,007
IAS 17 – Leases	(3)	(17)	–
IAS 27 – Consolidation and Separate Financial Statements	(1,491)	(3,445)	840
IAS 32 – Financial Instruments: Disclosure and Presentation	(1,240)	(1,775)	(647)
IAS 39 – Financial Instruments: Recognition and Measurement	(2,467)	(2,036)	(973)
Net income, as restated	Php593	Php3,909	Php11,227

Earnings per common share, as previously reported	Php27.62	Php55.74	Php65.62
Earnings per share impact of restated items:
IAS 17 – Leases	(0.02)	(0.10)	–
IAS 27 – Consolidation and Separate Financial Statements	(8.80)	(20.34)	4.95
IAS 32 – Financial Instruments: Disclosure and Presentation	(7.32)	(10.48)	(3.82)
IAS 39 – Financial Instruments: Recognition and Measurement	(14.56)	(12.02)	(5.74)
Earnings per common share, as restated	(Php3.08)	Php12.80	Php61.01

____________

(1) Presented to provide guidance on the reconciliation of IAS adjustments in respect of our last reporting period prior to IAS adoption.

For a detailed discussion on changes in accounting policies, please see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (losses) for the nine months ended September 30, 2004 and 2003. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%(1)	2003(2)	%(1)	Amount	%
	(Unaudited)
(in millions)
Operating Revenues
Wireless	Php50,648	58	Php37,436	51	Php13,212	35
Fixed line	35,319	40	34,830	47	489	1
Information and communications technology	1,552	2	1,258	2	294	23
	87,519	100	73,524	100	13,995	19
Operating Expenses
Wireless	25,908	30	23,780	32	2,128	9
Fixed line	24,665	28	24,894	34	(229)	(1)
Information and communications technology	1,581	2	1,405	2	176	13
	52,154	60	50,079	68	2,075	4
Net Operating Income (Losses)
Wireless	24,740	28	13,656	19	11,084	81
Fixed line	10,654	12	9,936	13	718	7
Information and communications technology	(29)	–	(147)	–	118	80
	Php35,365	40	Php23,445	32	Php11,920	51

________________

(1) Operating expenses and net operating income (losses) are computed as a percentage of operating revenues.

(2) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly our cellular business, our consolidated operating revenues for the first nine months of 2004 increased by Php13,995 million, or 19%, to Php87,519 million from Php73,524 million in the same period in 2003. Our wireless business contributed Php50,648 million in revenues for the first nine months of 2004, an increase of Php13,212 million, or 35%, over its revenue contribution of

Php37,436 million for the same period in 2003. The revenue contribution of our wireless business accounted for 58% of our consolidated operating revenues for the first nine months of 2004, compared to 51% in the same period in 2003. Our fixed line business, on the other hand, contributed Php35,319 million in revenues in the first nine months of 2004, an increase of Php489 million, or 1%, from Php34,830 million in the same period in 2003. As a percentage of our total consolidated operating revenues, our fixed line business revenue decreased in the first nine months of 2004 to 40% from 47% in the same period in 2003 due to the strong growth of our wireless business.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the nine months ended September 30, 2004 and 2003 by service segment:

	Nine Months Ended September 30,
					Increase
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Wireless services:
Cellular
Smart	Php46,201	91	Php34,502	92	Php11,699	34
Piltel	3,952	8	2,577	7	1,375	53
Subtotal	50,153	99	37,079	99	13,074	35
Satellite, VSAT and others	495	1	357	1	138	39
Total	Php50,648	100	Php37,436	100	Php13,212	35

________________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Our wireless service revenues increased by Php13,212 million, or 35%, to Php50,648 million in the first nine months of 2004 from Php37,436 million in the same period in 2003 mainly as a result of the continued strong growth in revenues generated from Smart’s and Piltel’s cellular services. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 58% in the first nine months of 2004 from 51% in the same period in 2003.

Cellular Service

Unless otherwise indicated, the financial data and operating metrics cited in the cellular service section reflect the consolidated results of our cellular subsidiary, Smart and its subsidiary, Piltel.

Our cellular service revenues consist of:

•               revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•               monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•               revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; and

•               other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM packs are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotions expense, while losses on the sale of handsets and SIM packs are included as part of selling and promotions expense.

Our cellular service revenues in the first nine months of 2004 amounted to Php50,153 million, an increase of Php13,074 million, or 35%, from Php37,079 million in the same period in 2003. Cellular service revenues accounted for 99% of our wireless revenues and contributed 57% to our consolidated operating revenues in the first nine months of 2004, compared to 50% in the same period in 2003.

As of September 30, 2004, the combined cellular subscribers of Smart and Piltel reached 17,472,516, an increase of 5,921,724, or 51%, over their combined cellular subscriber base of 11,550,792 as of the same period in 2003. Prepaid and postpaid net subscriber activations totaled 1,433,664 and 10,445, respectively, in the third quarter of 2004, or a monthly average addition of 477,888 prepaid and 3,482 postpaid subscribers.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, Smart Infinity and Smart Kid. Smart Buddy is a prepaid service while Smart Gold, addict mobile, Smart Infinity and Smart Kid are postpaid services, which are all provided through Smart's digital GSM network. Smart Gold was launched in April 1999 and remains Smart’s most broadbased postpaid brand. Introduced in April 2003, addict mobile is aimed primarily at the 18-35 year olds in the higher and middle income markets. It offers exclusive multimedia content to subscribers and features personalized means for internet surfing, allowing subscribers to apply their allocated free credits towards their choice of data and value-added services. Smart Infinity is a premium postpaid plan, launched in January 2004, targeting affluent individuals 35 years and above who are highly mobile locally and internationally. It offers a round-the-clock dedicated personal concierge service, international assistance services, premium handset packages and exclusive lifestyle content. Smart Kid, launched in May 2004, is especially designed for children, ages 5 to 12 years old, and is equipped with “Family Finder” which automatically forwards the child’s call to pre-assigned numbers on the phone, a location-based finder service to enable them to keep in touch with their family members, as well as educational value-added services content. Prepaid versions of addict mobile and Smart Kid were subsequently introduced in October 2004.

On August 1, 2004, Smart launched Smart Padala, its newest service intended for overseas Filipino workers. Smart Padala is the first cash remittance service through text and is faster and cheaper than traditional remittance centers. It is ideally suited for the lower income market where cash remittances have the highest need and appreciation. Smart Padala is coursed through the banking services of Banco de Oro, a Philippine financial institution, as well as the various partnerships with internationally-licensed remittance companies (e.g., CBN, Travelex) and domestic encashment centers (e.g., McDonald’s, 7-11, Seaoil and Tambunting Pawnshops.) Smart Padala is one of the latest innovative services by Smart emanating from its Smart Money platform. Launched in October 2000, Smart Money is the foundation for Smart’s mobile commerce initiatives and makes possible Smart’s electronic loading services such as Smart Load, Pasa Load and Smart Padala. Working with Banco de Oro and MasterCard, one of the world’s leading payment services providers, Smart Money is a reloadable electronic cash card that works with GSM mobile phones, and can be used worldwide as a result of the MasterCard partnership. Smart Money has won international recognition, most notably as the Most Innovative GSM Wireless Service for Customers in the 2001 GSM Association annual assembly in Cannes. As of September 30, 2004, there were approximately 600,000 active Smart Money cards in use.

Piltel markets its cellular prepaid service under the brand name Talk ‘N Text and is provided through Smart’s GSM network.

The following table summarizes key measures of our cellular business as of and for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
			Increase
	2004	2003(1)	Amount	%
	(Unaudited)
(in millions)
Cellular revenues	Php50,153	Php37,079	Php13,074	35

GSM	49,993	36,942	13,051	35

By component	48,864	36,166	12,698	35
Voice	24,786	20,268	4,518	22
Data	24,078	15,898	8,180	51

By service type	48,864	36,166	12,698	35
Prepaid	45,845	33,727	12,118	36
Postpaid	3,019	2,439	580	24

GSM-Others(2)	1,129	776	353	45

Others(3)	160	137	23	17

	As of September 30,
			Increase
	2004	2003	Amount	%
	(Unaudited)

Cellular subscriber base	17,472,516	11,550,792	5,921,724	51
Prepaid	17,188,537	11,319,034	5,869,503	52
Smart	12,998,664	8,779,170	4,219,494	48
Piltel	4,189,873	2,539,864	1,650,009	65
Postpaid	283,979	231,758	52,221	23

	Nine Months Ended September 30,
			Increase
	2004	2003	Amount	%
	(Unaudited)
Systemwide traffic volumes (in millions)
Calls (in minutes)	3,708	3,125	583	19
Domestic – outbound	2,640	2,152	488	23
International	1,068	973	95	10
Inbound	944	857	87	10
Outbound	124	116	8	7
Text messages – outbound	30,436	20,231	10,205	50
Smart	25,054	16,969	8,085	48
Piltel	5,382	3,262	2,120	65

________________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

(2) Refers to other non-subscriber-related revenues, such as inbound international roaming fees.

(3) Refers to all other services consisting primarily of revenues from Smart Money Holdings Corporation, public calling offices and payphones, and a small number of leased line contracts.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php4,518 million, or 22%, to Php24,786 million in the first nine months of 2004 from Php20,268 million in the same period in 2003 mainly due to the increase in subscriber base.

Prior to January 2004, Smart prepaid subscribers were charged a rate of Php8.00 per minute for calls made during peak hours and Php4.00 per minute for calls made during off-peak hours regardless of whether the calls were made to subscribers within our network or to other mobile operators’ networks. Beginning January 2004, we implemented all-day flat air time rates for calls made by our prepaid subscribers. Smart Buddy subscribers’ calls terminating to subscribers within our network are charged Php6.50 per minute, while an all-day flat rate of Php7.50 per minute is charged for calls terminating to other cellular network subscribers as well as local and NDD calls. Talk ‘N Text subscribers, on the other hand, are charged Php5.50 for calls made to subscribers within our network, while an all-day flat rate of Php6.50 are charged for calls terminating to other cellular network subscribers as well as local and NDD calls.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers. Beginning January 25, 2004, Smart Gold, Smart Infinity and addict mobile launched flat rate-regular plans and consumable plans.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php8,180 million, or 51%, to Php24,078 million in the first nine months of 2004 from Php15,898 million in the same period in 2003. Cellular data services accounted for 48% of GSM cellular revenues in the first nine months of 2004, compared to 43% in the same period in 2003. Text messaging-related services contributed revenues of Php21,779 million in the first nine months of 2004, compared to Php14,733 million in the same period in 2003, and accounted for 90% and 93% of the total cellular data revenues for the first nine months of 2004 and 2003, respectively. The increase in revenues from text messaging-related services resulted mainly from a 50% increase in volume of text messages to 30,436 million outbound messages in the first nine months of 2004 from the 20,231 million outbound messages handled in the same period in 2003. Value-added services contributed revenues of Php2,299 million in the first nine months of 2004, increasing by Php1,134 million, or 97%, from Php1,165 million in the same period in 2003.

The following table shows the breakdown of cellular data revenues for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
			Increase (Decrease)
	2004	2003(1)	Amount	%
	(Unaudited)
(in millions)
Text messaging
Domestic	Php20,378	Php13,217	Php7,161	54
International	1,401	1,516	(115)	(8)
	21,779	14,733	7,046	48
Value-added services
Non-Zed(2)	Php1,227	Php507	Php720	142
Smart ZedTM	438	482	(44)	(9)
Mobile Banking, Roaming SMS, WAP, Smart Money	634	176	458	260
	2,299	1,165	1,134	97
Total	Php24,078	Php15,898	Php8,180	51

________________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

(2) Value-added services developed by Smart on its own platform.

Subscriber Base, ARPU and Churn Rates

Of our 17,472,516 GSM subscribers as of September 30, 2004, prepaid subscribers accounted for approximately 98% while postpaid subscribers accounted for the remaining 2%. Cellular prepaid GSM subscriber base grew by 52% to 17,188,537 as of September 30, 2004 from 11,319,034 as of September 30, 2003, whereas postpaid GSM subscriber base increased by 23% to 283,979 as of September 30, 2004 from 231,758 as of September 30, 2003.

The table below shows our average monthly activations:

	Nine Months ended September 30,
	2004		2003		Increase (Decrease)
	Gross	Net	Gross	Net	Gross	Net

Prepaid	877,923	498,924	636,998	321,819	240,925	177,105
Smart	623,227	351,948	461,284	236,681	161,943	115,267
Piltel	254,696	146,976	175,714	85,138	78,982	61,838
Postpaid-Smart	6,440	3,889	13,435	6,123	(6,995)	(2,234)

Revenues attributable to our cellular prepaid service amounted to Php45,845 million in the first nine months of 2004, a 36% increase over the Php33,727 million earned in the same period in 2003. Prepaid service revenues in the first nine months of 2004 and 2003 accounted for 94% and 93%, respectively, of GSM voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php3,019 million in the first nine months of 2004, a 24% increase over the Php2,439 million earned in the same period in 2003. Postpaid service revenues in the first nine months of 2004 and 2003 accounted for 6% and 7%, respectively, of GSM voice and data revenues.

The following table summarizes our cellular monthly ARPUs for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
	Gross		Increase (Decrease)		Net		(Decrease)
	2004	2003	Amount	%	2004	2003	Amount	%
			(Unaudited)

Prepaid
Smart	Php439	Php517	(Php78)	(15)	Php364	Php415	(Php51)	(12)
Piltel	323	353	(30)	(8)	272	288	(16)	(6)
Prepaid – Blended	413	484	(71)	(15)	343	395	(52)	(13)
Postpaid – Smart	1,733	1,741	(8)	–	1,247	1,312	(65)	(5)
Prepaid and Postpaid Blended	436	508	(72)	(14)	384	439	(55)	(13)

Our quarterly prepaid and postpaid ARPUs over the last seven quarters are as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
2004
First Quarter	Php463	Php383	Php341	Php287	Php1,736	Php1,326
Second Quarter	455	380	341	289	1,683	1,239
Third Quarter	399	329	288	241	1,780	1,176

2003
First Quarter	533	416	351	273	1,716	1,268
Second Quarter	527	426	362	299	1,751	1,336
Third Quarter	490	404	345	292	1,756	1,332
Fourth Quarter	535	454	359	303	1,800	1,385

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provided costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provided costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart Buddy subscribers in the first nine months of 2004 was Php439, a decrease of 15%, compared to Php517 in the same period in 2003. The decline was attributable mainly to a decrease in the average outbound local voice revenue per subscriber in the first nine months of 2004. On a net basis, ARPU in the first nine months of 2004 decreased by 12% to Php364 from Php415 in the same period in 2003. The lower rate of decrease in net ARPU compared to the decrease in gross ARPU resulted mainly from a decrease in the average interconnection expense per subscriber on the back of the increasing percentage of Smart-to-Smart traffic to local voice traffic, to 64% in the first nine months of 2004 from 60% in the same period in 2003. In addition, the introduction of Smart Load helped mitigate the decline in net ARPU due to a lower dealer discount of 5% applied to over-the-air loading compared to 10% for prepaid cards. Smart currently expects its prepaid ARPUs to continue to decline now that lower-denomination reloads are available and as it continues its expansion into the lower end of the market. Gross monthly ARPU for Talk ‘N Text subscribers in the first nine months of 2004 was Php323, a decrease of 8% compared to Php353 in the same period in 2003. The decline was attributable mainly to a decrease in the average outbound local voice revenue per subscriber in the first nine months of 2004. On a net basis, ARPU in the first nine months of 2004 decreased by 6% to Php272 from Php288 in the same period in 2003.

Monthly ARPU for Smart’s postpaid GSM services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPUs for postpaid GSM subscribers in the first nine months of 2004 decreased to Php1,733 while net monthly ARPUs slightly decreased by 5% compared to the ARPU levels in the same period in 2003. Smart's GSM monthly gross blended ARPU was Php436 in the first nine months of 2004, a decrease of 14% compared to Php508 in the same period in 2003. Monthly net blended ARPU decreased by 13% to Php384 in the first nine months of 2004 from Php439 in the same period in 2003.

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

In the past, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which already contains Php50 of pre-stored air time (reduced from Php100 in April 2004). Subscribers can reload their air time by purchasing prepaid “call and text” cards that are sold in denominations of Php300, Php500 and Php1,000 or, by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200, by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A GSM prepaid account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April 2004 but had not reloaded by May 31, 2004, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of the aggressive “SIM-swapping” activities in the market beginning February 2004. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers may swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which, without the adjustment to subscriber recognition, would have led, based on the approach used in the past, to an overstatement of our prepaid subscriber base.

For Smart Buddy, the average monthly churn rate for the first nine months of 2004 was 2.4%, compared to 2.9% for the same period in 2003 while the average monthly churn rate for Talk ‘N Text subscribers was 3.2% compared to 4.3% for the same period in 2003.

In May 2003, Smart introduced Smart Load, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60, Php115 and Php200, but have shorter validity periods of three days, six days, 12 days and 30 days, respectively. Starting with just 50,000 outlets when it was launched, Smart Load’s distribution network now encompasses over 600,000 retail agents, approximately 90% of which are micro businesses. As of September 30, 2004, approximately 97% of Smart Buddy subscribers and 99% of Talk ‘N Text subscribers were using Smart Load as their reloading mechanism. In the first nine months of 2004, Smart Load has accounted for approximately 66% of sales derived from reloads.

On December 24, 2003, Smart introduced Pasa Load (literally meaning “transfer load”), a derivative service of Smart Load that allowed for Php10 load transfers to other Smart Buddy and Talk ‘N Text subscribers. On January 25, 2004, denominations of Php2, Php5 and Php15 were added to the Pasa Load menu. All Pasa Load denominations have a one-day expiry period. We believe that Smart Load and Pasa Load will encourage subscribers to stay within our cellular network instead of churning and re-subscribing at a later time.

Beginning April 18, 2004, Pasa Load was also made available to Smart postpaid subscribers as well with identical denominations to those offered to prepaid subscribers. The denominations have a similar one-day load expiry. The sender will be billed the amount of the load and a Php1.00 transaction fee which will be added on top of the monthly service fee.

The average monthly churn rate for Smart's postpaid GSM subscribers for the first nine months of 2004 was 1.0%, compared to 3.6% in the same period in 2003. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for the first nine months of 2004 amounted to Php495 million, an increase of Php138 million, or 39%, from Php357 million in the same period in 2003.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from this business for the first nine months of 2004 totaled Php35,319 million, an increase of Php489 million, or 1%, from Php34,830 million for the same period in 2003. This increase was due to higher revenues generated from our international and national long distance services and data and other network services, partially offset by decreased revenues from local exchange and miscellaneous services. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased for the first nine months of 2004 to 40% from 47% in the same period in 2003 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the nine months ended September 30, 2004 and 2003 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Local exchange	Php15,752	44	Php15,930	46	(Php178)	(1)
International long distance	9,532	27	9,300	27	232	2
National long distance	5,260	15	4,956	14	304	6
Data and other network	4,549	13	4,381	12	168	4
Miscellaneous	226	1	263	1	(37)	(14)
Total	Php35,319	100	Php34,830	100	Php489	1

_______________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Local Exchange Service

Our local exchange service revenues consist of:

•               flat monthly fees for our postpaid service;

•               installation charges and other one-time fees associated with the establishment of customer service;

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•               revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•               charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated local exchange revenues (in millions)	Php15,752	Php15,930	(Php178)	(1)
Number of fixed lines in service:
PLDT Group	2,184,411	2,172,793	11,618	1
PLDT	2,115,753	2,098,493	17,260	1
Number of PLDT employees	9,704	10,355	(651)	(6)
Number of PLDT fixed lines in service per PLDT employee	218	203	15	7

Revenues from our local exchange service for the first nine months of 2004 decreased by Php178 million, or 1%, to Php15,752 million from Php15,930 million for the same period in 2003. The decrease was primarily due to the (1) shifting subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, and (2) decline in installation revenues due to a promotion starting July 2003 which waived installation cost of subscribers in an effort to stimulate subscriber growth, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line revenues decreased to 44% for the first nine months of 2004 from 46% in the same period in 2003.

Gross additions to PLDT's fixed lines in service for the first nine months of 2004 totaled 534,093, an increase of 133,579 from the gross additions of 400,514 for the same period in 2003. On a net basis, PLDT’s fixed line additions for the first nine months of 2004 were 82 as against a decrease of 5,954 for the same period in 2003. While fixed line additions totaled 27,332 for PLDT’s prepaid fixed line services, PLDT’s postpaid fixed lines in service declined by 27,250 for the first nine months of 2004. As of September 30, 2004, PLDT’s postpaid and prepaid fixed line subscribers totaled 1,731,117 and 384,636, respectively, which accounted for approximately 82% and 18%, respectively, of PLDT’s total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of PLDT's overall churn and credit risk exposure management and subscriber retention strategy. Prepaid phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls but the rates for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. Reloads are valid for two months for the Php500 and Php300 card. The lower denominated Php150 card, launched in September 2003, has an account life of 15 days. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within one month for the Php500 card, four months for the Php300 card, and 15 days for the Php150 card after the expiry of the last reload. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first nine months of 2004, we implemented five upward and one downward adjustments in our monthly local service rates compared to nine upward and three downward adjustments during the same period in 2003. The average peso-to-dollar rate for the first nine months of 2004 was Php55.970 to US$1.00, compared to the average of Php53.877 to US$1.00 for the same period in 2003. This change in the average peso-to-dollar rate translated to a peso depreciation of 4%, which resulted in an average net increase of 4% in our monthly local service rates for the first nine months of 2004.

The ratio of PLDT fixed lines in service per PLDT employee improved from 203 as of September 30, 2003 to 218 as of September 30, 2004. This improvement resulted from the net decrease in PLDT’s employee headcount. As of September 30, 2004, PLDT’s workforce was reduced by 651 to 9,704 employees from 10,355 employees as of September 30, 2003, mainly on account of PLDT’s manpower rightsizing program, or MRP.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•               inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•               access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•               outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated international long distance revenues (in millions)	Php9,532	Php9,300	Php232	2
Inbound	7,915	7,897	18	–
Outbound	1,617	1,403	214	15

International call volumes (in million minutes, except call ratio)
PLDT Group	1,731	1,722	9	1
Inbound	1,615	1,602	13	1
Outbound	116	120	(4)	(3)
Inbound-outbound call ratio	13.9:1	13.4:1	–	–

PLDT	1,710	1,626	84	5
Inbound	1,596	1,508	88	6
Outbound	114	118	(4)	(3)
Inbound-outbound call ratio	14.0:1	12.8:1	–	–

Our consolidated international long distance revenues increased by Php232 million, or 2%, to Php9,532 million in the first nine months of 2004 from Php9,300 million in the same period in 2003. The percentage contribution of international long distance revenues to our total fixed line revenues remained flat at 27% in the first nine months of 2004 and 2003.

Our revenues from inbound international long distance calls in the first nine months of 2004 increased by Php18 million to Php7,915 million from Php7,897 million in the same period in 2003 primarily due to the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar and an increase in PLDT’s average inbound termination rates.

The depreciation of the peso contributed to the increase in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing. The average conversion rate was Php55.970 for the first nine months of 2004 and Php53.877 for the same period in 2003.

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its average termination rates with carriers that account for a substantial portion of its international inbound traffic terminating on its fixed line network to approximately US$0.12 per minute effective February 1, 2003. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. For further discussion, please see Note 26 – Other Matters – U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies to the accompanying consolidated financial statements.

Our inbound international long distance call volumes in the first nine months of 2004 increased by 1% to 1,615 million minutes from 1,602 million minutes in the same period in 2003, largely due to an increase in transit calls.

Our revenues from outbound international long distance calls in the first nine months of 2004 increased by Php214 million, or 15%, to Php1,617 million from Php1,403 million in the same period in 2003. The depreciation of the peso contributed to the increase in outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing. Average billing rates were Php55.82 and Php54.94 for the first nine months of 2004 and 2003, respectively.

Our outbound international long distance call volumes declined by 3% to 116 million minutes in the first nine months of 2004 from 120 million minutes in the same period in 2003, primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing, international text messaging and internet telephony.

National Long Distance Service

Our national long distance revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the nine months ended September 30, 2004 and 2003:

	Nine Months Ended September 30,
			Increase (Decrease)
	2004	2003	Amount	%
	(Unaudited)

Consolidated national long distance revenues (in millions)	Php5,260	Php4,956	Php304	6
National long distance call volumes (in million minutes)
PLDT Group	1,406	1,511	(105)	(7)
PLDT	1,360	1,488	(128)	(9)

Our national long distance revenues increased by Php304 million, or 6%, to Php5,260 million in the first nine months of 2004 from Php4,956 million in the same period in 2003 as a result of increased national direct dial, or NDD, rates and more beneficial interconnection agreements with cellular operators. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues increased to 15% in the first nine months of 2004 from 14% in the same period in 2003.

Effective March 1, 2003, the rate for NDD calls originating from PLDT subscribers and terminating to other local exchange carriers increased to Php5.00 per minute from a flat rate of Php4.50 per minute. In addition, NDD calls originating from and terminating to PLDT was also adjusted to Php5.00 per minute from a flat rate of Php4.50 per minute effective June 8, 2003.

Further, we have entered into more beneficial interconnection agreements with cellular operators. Beginning January 2004, our settlement rate to cellular operators of Php4.50 per minute was reduced to Php4.00 per minute for calls terminating to cellular subscribers. At the same time, the cellular operators’ settlement rate for calls terminating to PLDT subscribers increased from Php2.50 per minute to Php3.00 per minute. In 2003, certain local exchange carriers, previously under revenue sharing arrangements, entered into access charging agreements with PLDT. Under the revenue sharing agreements, charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity. Under these access charging agreements, the originating carrier generally pays access charges of (1) Php0.50 per minute for short haul traffic and Php1.25 per minute for long haul traffic to the carrier owning the backbone network; and (2) Php1.00 per minute to the terminating carrier. This change in interconnection charges resulted in a 7% decrease in average revenue per minute for calls originating from and terminating to other local exchange carriers.

Our national long distance call volumes, however, decreased by approximately 7% to 1,406 million minutes in the first nine months of 2004 from 1,511 million minutes in the same period in 2003. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and
e-mailing, have negatively affected call volumes.

Data and Other Network Services

In the first nine months of 2004, our data and other network services posted a revenue of Php4,549 million, an increase of Php168 million, or 4%, from Php4,381 million in the same period in 2003. The revenue contribution of this service segment to our total fixed line revenues increased to 13% in the first nine months of 2004 from 12% in the same period in 2003.

Data and other network services we currently provide include traditional bandwidth services, broadband/packet-based/internet-based services and other packet-based switching services.

The foregoing services are used for domestic and international communications, broadband data transmission services, internet exchange services, private networking services, switch-based services and international packet-based services.

Broadband/IP-based services accounted for 57%, traditional bandwidth services accounted for 37% and other services accounted for the remaining 6% of the total revenues from PLDT’s data and other network services in the first nine months of 2004, compared to 43%, 51% and 6%, respectively, in the same period in 2003. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the internet,
e-commerce and other online services.

PLDT offers two residential internet service packages targeting separate markets: PLDT Vibe for light to medium internet users and DSL broadband for heavy internet users. As of September 30, 2004, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 342,191, of which 144,655 are exclusive postpaid users, 145,826 are exclusive prepaid users, and 51,710 are both postpaid and prepaid users, compared to 165,774 as of September 30, 2003, of which 101,215 are exclusive postpaid users, 52,199 are exclusive prepaid users, and 12,360 are both postpaid and prepaid users, while the number of DSL subscribers reached 41,245 and 18,334 as of September 30, 2004 and 2003, respectively.

In April 2004, PLDT introduced additional enhanced IP-based solutions under an umbrella brand IP-Plus, namely, Quality of Service, or QoS, IP Security, or IP Sec, and Voice over Virtual Private Network, or VoVPN. With QoS, customers are given priority service for voice, premium and basic, with the highest priority given to voice since it requires error-free transmission. IP Sec optimizes the latest encryption technology to ensure utmost confidentiality of vital information. VoVPN gives customers toll-grade quality without the cost of toll charges. All these IP Plus solutions translate to cost-efficiency, high reliability and increased security and flexibility.

In June 2004, PLDT established an Innovation Laboratory, or Innolab, in Cebu, a show and demo room where existing and potential clients as well as students can have a hands-on experience on various PLDT products and services designed for our corporate clientele. It also serves as a venue for testing software applications and computer programs and is expected to be the starting ground for innovative ideas where new products and cost-effective solutions unfold.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In the first nine months of 2004, these revenues decreased by Php37 million, or 14%, to Php226 million from Php263 million in the same period in 2003. The decline was mainly due to a decrease in royalty fee on account of a change in revenue sharing agreement from collection rate to a fixed/flat rate. Miscellaneous revenues accounted for approximately 1% of our total fixed line revenues in the first nine months of 2004 and 2003, respectively.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT.

In the first nine months of 2004, our information and communications technology business generated total revenues of Php1,552 million, an increase of Php294 million, or 23%, from Php1,258 million in the same period in 2003. These revenues accounted for 2% of our consolidated operating revenues for the first nine months of 2004 and 2003. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the growing demand for call center services.

The following table summarizes our consolidated operating revenues from information and communications technology business for the nine months ended September 30, 2004 and 2003 by service segment:

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%	2003	%	Amount	%

Call center	Php855	55	Php677	54	Php178	26
Internet business	352	23	299	24	53	18
Vitroä data center	100	20	248	20	62	25
Others	35	2	34	2	1	3
	Php1,552	100	Php1,258	100	Php294	23

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking labor in the Philippines. The call center service business is currently being undertaken by the following wholly-owned subsidiaries of ePLDT:

•         Vocativ Systems, Inc., or Vocativ, which owns and operates a 824-seat call center facility with 730 customer service representatives, or CSRs, exclusively for clients of a global provider of customer relationship management services. Vocativ is currently expanding its capacity by 369 seats which will become operational by the fourth quarter of 2004; and

•         Parlance Systems, Inc., or Parlance, which owns and operates a 675-seat call center facility with 994 CSRs, exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance is further expanding its capacity by 274 seats to accommodate anticipated increased call volumes from its existing client.

Call center revenues consist of:

•         inbound calls for customer care, product inquiries, sales and technical support based on active minutes;

•         outbound calls for sales and collections based on active minutes; and

•         service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume

Operating revenues related to our call center business in the first nine months of 2004 increased to Php855 million, or 26%, compared to Php677 million in the same period in 2003 due to combined effects of the following:

•         Vocativ’s upward price adjustment for voice and voice over internet protocol, or VoIP, and an increase in programs being handled; and

•         upward price adjustment of Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes.

Call center revenues accounted for 55% and 54% of our information and communications technology revenues for the first three quarters of 2004 and 2003, respectively.

Internet business

ePLDT has also invested in a number of other e-commerce and internet-related businesses, which include:

•         99.6% interest in Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access thru DSL or NOW cable internet; web consulting, development and hosting; and

•         67.79% interest in Digital Paradise, Inc., or DigiPar, an internet café business which assumed the assets and brand of Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with over 100 branches and over 4,000 work stations. DigiPar offers high-speed internet services, including internet advertising, gaming and printing.

Internet Service revenues consist of:

•         revenues derived from actual usage of internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic internet time loads, net of discounts given to dealers;

•         monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan internet hours; (2) one-time installation and activation fees; and (3) fees for value added services such as additional mailbox accounts;

•         monthly service fees on value added services, including e-mail and web hosting services;

•         one-time fees generated from resellership of internet-related solutions such as security solutions and domain registration; and

•         share in revenues of text, voice and internet messages for cellular, landline and internet-based content and applications

Operating revenues from our internet business for the nine months ended September 30, 2004 increased by Php53 million, or 18%, to Php352 million from Php299 million in the same period in 2003 primarily due to the consolidation of DigiPar coupled with an increase in Infocom’s postpaid subscriber base.

Vitroä data center

ePLDT operates an internet data center under the brand name Vitroä. Granted pioneer status as an internet data center by the Philippine Board of Investments, or BOI, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

Vitroä revenues consist of:

•         monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services;

•         installation charges and other one-time fees associated with the set-up;

•         monthly service fees or one-time fees generated from professional services of Vitro’s certified professionals; and

•         one-time fees generated from resellership of software licenses and hardware equipment

In the first nine months of 2004, Vitroä contributed revenues of Php310 million, an increase of Php62 million, or 25%, from Php248 million in the same period in 2003, primarily due to an increase in product sales (i.e. Cisco equipment and Microsoft licenses), co-location revenues, server hosting and other services. Vitroä revenues accounted for 20% of total revenues from information and communications technology business in the first nine months of 2004 and 2003.

Others

Revenues from other businesses related to our information and communications technology segment in the first nine months of 2004 increased by Php1 million, or 3%, to Php35 million from Php34 million in the same period in 2003 largely due to professional services rendered coupled with an increase in number of certificates sold.

Please refer to Note 8 – Investments to the accompanying consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Consolidated Operating Expenses

Our consolidated operating expenses in the first nine months of 2004 increased by Php2,075 million, or 4%, to Php52,154 million from Php50,079 million in the same period in 2003. The increase was primarily due to higher non-cash expenses, mainly depreciation and amortization, associated with our wireless business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 60% in the first nine months of 2004 from 68% in the same period in 2003.

Wireless

Consolidated operating expenses associated with our wireless business in the first nine months of 2004 amounted to Php25,908 million, an increase of Php2,128 million, or 9%, from Php23,780 million in the same period in 2003. A significant portion of this increase was attributable to non-cash expenses mainly depreciation and amortization coupled with an increase in certain cash expenses particularly maintenance, professional and other service fees, and compensation and benefits. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 51% in the first nine months of 2004 from 64% in the same period in 2003.

Cellular business expenses accounted for 97% and 96%, while satellite, VSAT and other business expenses accounted for 3% and 4% of our wireless business operating expenses for the first nine months of 2004 and 2003, respectively.

The following table summarizes our consolidated wireless-related operating expenses for the nine months ended September 30, 2004 and 2003 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization(2)	Php9,451	37	Php7,687	32	Php1,764	23
Selling and promotions	6,781	26	7,596	32	(815)	(11)
Compensation and benefits	2,692	10	2,404	10	288	12
Maintenance	1,749	7	1,356	6	393	29
Rent	1,442	5	1,411	6	31	2
Professional and other service fees	775	3	400	2	375	94
Insurance and security services	691	3	546	2	145	27
Taxes and licenses	663	3	733	3	(70)	(10)
Provision for inventory obsolescence	329	1	97	–	232	239
Provision for doubtful accounts	95	–	501	2	(406)	(81)
Other operating expenses	1,240	5	1,049	5	191	18
Total	Php25,908	100	Php23,780	100	Php2,128	9

__________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

(2) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php1,139 million in the first nine months of 2004 and Php858 million in the same period in 2003.

Depreciation and amortization charges increased by Php1,764 million, or 23%, to Php9,451 million substantially due to an increase in the depreciable asset base owing to continuing network expansion and upgrade and an increase in depreciation charges of capitalized foreign exchange losses from the revaluation of net dollar liabilities.

Selling and promotion expenses decreased by Php815 million, or 11%, to Php6,781 million due to lower dealer discounts and advertising and promotions. Cellular average subscriber acquisition cost, or SAC, for prepaid subscribers in the first nine months of 2004 was Php470, a decrease of 34% from Php715 in the same period in 2003. On the other hand, SAC for postpaid subscribers increased by 78% as a result of heightened competition in the postpaid segment, where higher handset subsidies were utilized to attract new subscriptions, as well as to retain the existing subscriber base. Blended SAC, however, decreased by 33% as prepaid subscribers account for 99% of our subscriber activations.

	For the nine months ended September 30,
	2004			2003			Increase (Decrease)
	Prepaid	Postpaid	Blended	Prepaid	Postpaid	Blended	Prepaid	Postpaid	Blended

Dealer discounts	Php115	Php401	Php117	Php335	Php750	Php343	(Php220)	(Php349)	(Php226)
Handset subsidies	185	17,587	313	162	10,556	364	23	7,031	(51)
Advertising and promotions	170	5,243	209	218	1,735	247	(48)	3,508	(38)
Total SAC	Php470	Php23,231	Php639	Php715	Php13,041	Php954	(Php245)	Php10,190	(Php315)

Compensation and benefits increased by Php288 million, or 12%, to Php2,692 million primarily due to increased headcount and increased salaries, benefits and performance bonuses of Smart’s employees. In addition, Smart accrued for an additional share under the enhanced employee retirement fund approved by Smart’s Board of Directors in October 2003. Smart's employee headcount increased by 9% to 5,801 as of September 30, 2004 from 5,335 as of September 30, 2003.

Maintenance expenses increased by Php393 million, or 29%, to Php1,749 million mainly on account of higher repairs and maintenance costs, and higher site utility expenses due to the continued growth in the number of cell sites and other network facilities.

Rent expenses increased by Php31 million, or 2%, to Php1,442 million on account of higher transmission links and higher office space rentals for the increased number of wireless centers and space requirements for increased personnel. As of September 30, 2004, we had 3,741 GSM cell sites and 5,006 base stations, compared with 2,575 GSM cell sites and 3,497 base stations as of September 30, 2003.

Professional and other service fees increased by Php375 million, or 94%, to Php775 million mainly as a result of increased legal, consultancy and bill collection service fees.

Insurance and security services increased by Php145 million, or 27%, to Php691 million mainly due to the increase in our number of cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of our GSM network.

Taxes and licenses decreased by Php70 million, or 10%, to Php663 million mainly due to a decrease in Smart’s business-related taxes partly offset by higher NTC supervision and regulation fees and disallowed input tax expense.

Provision for inventory obsolescence increased by Php232 million, or 239%, to Php329 million to cover for specifically identified slow moving handsets relating to ACeS Philippines.

Provision for doubtful accounts decreased by Php406 million, or 81%, to Php95 million due mainly to the reversal of provision for carrier accounts following subsequent collections from such carrier accounts.

Other operating expenses increased by Php191 million, or 18%, to Php1,240 million mainly due to increases in Smart’s various business and operational-related expenses such as facility usage fees, training, travel, supplies, printing, communication and delivery expenses.

Fixed Line

Consolidated operating expenses related to our fixed line business in the first nine months of 2004 totaled Php24,665 million, a decrease of Php229 million, compared to Php24,894 million in the same period in 2003. The decrease was primarily due to PLDT’s cost-containment initiatives, partially offset by higher non-cash expenses, mainly depreciation and amortization. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses decreased to 70% in the first nine months of 2004, compared to 71% in the same period in 2003.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the nine months ended September 30, 2004 and 2003 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization(2)	Php10,764	44	Php10,208	41	Php556	5
Compensation and benefits	5,200	21	5,400	22	(200)	(4)
Maintenance	2,331	9	2,387	10	(56)	(2)
Provision for doubtful accounts	2,105	9	2,575	10	(470)	(18)
Selling and promotions	964	4	990	4	(26)	(3)
Professional and other service fees	873	4	774	3	99	13
Rent	594	2	588	3	6	1
Insurance and security services	535	2	577	2	(42)	(7)
Taxes and licenses	468	2	489	2	(21)	(4)
Provision for inventory obsolescence	–	–	86	–	(86)	(100)
Other operating expenses	831	3	820	3	11	1
Total	Php24,665	100	Php24,894	100	(Php229)	(1)

____________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

(2) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php3,483 million in the first nine months of 2004 and Php3,203 million in the same period in 2003.

Depreciation and amortization charges increased by Php556 million, or 5%, to Php10,764 million mainly due to higher depreciation of our regular asset base primarily resulting from additional completed projects and an increase in depreciation of capitalized foreign exchange losses from the revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment.

Compensation and benefits decreased by Php200 million, or 4%, to Php5,200 million mainly due to a 6% reduction in headcount due to PLDT’s MRP, partially offset by collective bargaining agreement-related increases in salaries and benefits of PLDT employees. See Note 18 – Other Income (Expenses) – Net to the accompanying consolidated financial statements for further discussion on PLDT’s MRP.

Maintenance expenses decreased by Php56 million, or 2%, to Php2,331 million primarily owing to lower maintenance costs of the domestic fiber optic network due to more remedial works done in 2003 than in 2004, partially offset by the expiration of warranties for certain plant facilities and higher maintenance costs of computer and peripherals in relation to charges for software support agreements for certain systems in the first nine months of 2004 as compared to the same period in 2003.

Provision for doubtful accounts decreased by Php470 million, or 18%, to Php2,105 million on account of lower provisions by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which were provided for in 2003. PLDT’s provision for doubtful accounts in the first nine months of 2004 and 2003 was equivalent to 6% of its operating revenues.

Selling and promotion expenses decreased by Php26 million, or 3%, to Php964 million mainly as a result of reduced corporate public relations expenses, partially offset by an increase in PLDT’s promotional activities in relation to various products and services.

Professional and other service fees increased by Php99 million, or 13%, to Php873 million as a result of higher legal fees in the first nine months of 2004 for various services, partially offset by a decrease in number of consultants in line with PLDT’s cost management efforts, coupled with a decrease in collection agency fees on account of lower final accounts subject for collection.

Rent expenses increased by Php6 million to Php594 million due to higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers.

Insurance and security services decreased by Php42 million, or 7%, to Php535 million primarily due to a decrease in the number of contracted security guards.

Taxes and licenses decreased by Php21 million, or 4%, to Php468 million mainly on account of lower business-related taxes paid in 2004 as compared to 2003.

Other operating expenses increased by Php11 million, or 1%, to Php831 million mainly due to higher contracted cost for technical and helpdesk resources and related computer and network maintenance and in-house systems development, partially offset by lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-cutting activities.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business totaled Php1,581 million in the first nine months of 2004, an increase of Php176 million, or 13%, from Php1,405 million in the same period in 2003. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 102% in the first nine months of 2004 from 112% in the same period in 2003.

The following table shows the breakdown of our total consolidated information and communications technology-related operating expenses for the nine months ended September 30, 2004 and 2003 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
					Increase (Decrease)
	2004	%	2003(1)%		Amount	%
	(Unaudited)
(in millions)
Information and communications technology services:
Compensation and benefits	Php591	37	Php394	28	Php197	50
Rent	243	16	245	17	(2)	(1)
Depreciation and amortization	231	15	247	17	(16)	(6)
Maintenance	218	14	207	15	11	5
Selling and promotions	206	13	160	11	46	29
Professional and other service fees	33	2	52	4	(19)	(37)
Taxes and licenses	17	1	16	1	1	6
Insurance and security services	5	–	8	1	(3)	(38)
Provision for doubtful accounts	5	–	14	1	(9)	(64)
Provision for inventory obsolescence	–	–	11	1	(11)	(100)
Other operating expenses	32	2	51	4	(19)	(37)
Total	Php1,581	100	Php1,405	100	Php176	13

____________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Compensation and benefits increased by Php197 million, or 50%, to Php591 million mainly due to the consolidation of DigiPar which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Rent expense decreased by Php2 million, or 1%, to Php243 million due to the migration of international lease provider from PLDT Global to Arcstar which reduced fixed monthly rates for leased circuits.

Depreciation and amortization charges decreased by Php16 million, or 6%, to Php231 million primarily due to a reduction in depreciable asset base of certain subsidiaries and the divestment of Contact World in 2003.

Maintenance expenses increased by Php11 million, or 5%, to Php218 million primarily due to a change in maintenance agreement for higher annual maintenance in respect of our subsidiary’s digital certificate business.

Selling and promotion expenses increased by Php46 million, or 29%, to Php206 million mainly as a result of increased advertising and promotions expense due to the consolidation of DigiPar.

Professional and other service fees decreased by Php19 million, or 37%, to Php33 million primarily due to lower training and shuttling expenses relating to our call center representatives.

Provision for doubtful accounts decreased by Php9 million, or 64%, primarily due to Infocom’s reversal of its provisions from bundled internet services which accounts have been subsequently collected.

Provision for inventory obsolescence decreased by Php11 million due to inventories already provided for in 2003.

Other operating expenses decreased by Php19 million, or 37%, to Php32 million in line with our over-all cost-containment initiatives.

Net Operating Income

Our consolidated net operating income in the first nine months of 2004 was Php35,365 million, an increase of Php11,920 million, or 51%, from Php23,445 million in the same period in 2003. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved to 40% in the first nine months of 2004 from 32% in the same period in 2003.

Wireless

Our wireless business segment recorded an operating income of Php24,740 million in the first nine months of 2004, an increase of Php11,084 million, or 81%, over Php13,656 million registered in the same period in 2003. Operating income contributed by our cellular business in the first nine months of 2004 increased by Php10,897 million to Php25,136 million from Php14,238 million due primarily to the growth in our cellular subscriber base.

Fixed Line

In the first nine months of 2004, our fixed line business segment contributed a net operating income of Php10,654 million, higher by Php718 million, or 7%, than Php9,936 million in the same period in 2003 mainly as a result of higher fixed line operating revenues coupled with lower fixed line-related expenses.

Information and Communications Technology

In the first nine months of 2004, our information and communications technology business segment registered an operating loss of Php29 million, an improvement of Php118 million, or 80%, compared to an operating loss of Php147 million posted in the same period in 2003. This improvement reflects the contribution of ePLDT’s call center business which contributed Php306 million and Php71 million in operating income for 2004 and 2003, respectively.

Interest Expense and Related Items - Net

Interest expense and related items – net increased by Php152 million, or 1%, to Php10,819 million in the first nine months of 2004 from Php10,667 million in the same period in 2003.

The following table shows the breakdown of our interest expense and related items accounts:

	Nine Months Ended September 30,
			Change
(in millions)	2004	2003	Amount	%

Loans and related items	Php9,191	Php9,701	(Php510)	(5)
Capitalized interest	(471)	(745)	(274)	(37)
Accretion on preferred stock subject to mandatory redemption	1,146	954	192	20
Amortization of debt discount	644	464	180	39
Dividends on preferred stock subject to mandatory redemption	210	196	14	7
Capital lease	99	97	2	2
	Php10,819	Php10,667	Php152	1

Interest expense on loans and related items decreased by Php510 million to Php9,191 million largely due to debt amortizations during the first nine months of 2004. Capitalized interest decreased by 37% to Php471 million as more projects were completed in the first nine months of 2004 compared with the same period in 2003.

In relation to our early adoption of IAS 32 and 39, we recognized the following as part of interest expense and related items account:  (1) accretion of the difference between the face value and carrying value of PLDT's Convertible Preferred Stock Series V, VI and VII subject to mandatory redemption using the effective interest method up to redemption or until the shares are converted into common shares; (2) amortization of debt discount arising from debt discounts recognized as Smart's newly issued debt (in relation to the debt exchange transaction for Piltel’s debt) and Piltel's restructured debt were recorded at fair values.  In addition, in compliance with IAS 17, we recognized interest expense on our capital lease liabilities; and (3) dividends related to PLDT's Convertible Preferred Stock Series V, VI and VII preferred stock subject to mandatory redemption designated as financial liabilities.  For further discussion, please see
Note 2 - Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Equity Share in Net Losses of Investees Including Provision for Impairment in Value of Investments

Equity share in net losses of investees including provision for impairment in value of investments decreased by Php690 million, or 43% to Php927 million in the first three quarters of 2004 due to ACeS Philippines' provision for impairment in value of its investment in AIL of Php1,614 million in 2003.  During 2004, ePLDT recognized a provision for impairment in its investment in an investee of Php616 million.

Interest Income

Interest income increased by Php401 million, or 109%, to Php769 million in the first nine months of 2004 from Php368 million in the same period in 2003 mainly attributable to higher average cash balances.

Other Income (Expenses) – Net

	Nine Months Ended September 30,
			Change
(in millions)	2004	2003	Amount	%

Gain on debt exchange transaction	Php4,419	Php–	Php4,419	100
Gain (loss) on derivative transactions – net	435	(1,706)	2,141	125
Foreign exchange losses – net	(645)	(2,886)	2,241	78
Hedge cost	(851)	(808)	(43)	(5)
Manpower rightsizing cost	(736)	(1,955)	1,219	62
Financing charges	(650)	(643)	(7)	(1)
Asset impairment	(395)	(1,344)	949	71
Others – net	(661)	(1,448)	787	54
	Php916	(Php10,790)	Php11,706	108

Gain on the debt exchange transaction in 2004 amounting to Php4,419 million arose from the exchange of 69.4% of Piltel's total outstanding restructured debt by Smart from Piltel's creditors.  The gain represents the difference between the fair value of Piltel's debt cancelled and/or exchanged to Smart’s debt amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart's consideration for the debt exchange including cash of Php84 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,390 million (net of debt discount of Php7,464 million).  For further discussion, please see Other Information.

In relation to our early adoption of IAS 32 and 39, we recognized the following in our profit and loss accounts: (1) gain (loss) on derivative transactions representing the mark-to-market gain or loss in relation to the derivative instruments not designated as hedges; and
(2) foreign exchange losses - net pertaining to the foreign exchange revaluation of the carrying values of financial liabilities and hedged items prior to designation and documentation as hedged instruments in July 2004. For further discussion, please see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Manpower rightsizing cost decreased by Php1,219 million, or 62%, to Php736 million corresponding to 258 and 1,681 employees affected by PLDT's manpower rightsizing program in the first three quarters of 2004 and 2003, respectively.  For further discussion, please see Note 18 – Other Income (Expenses) - Net to the accompanying consolidated financial statements.

Financing charges increased by Php7 million, or 1%, to Php650 million for the first nine months of 2004 as compared to the same period in 2003.  Financing charges include amortization of debt issuance costs and commitment fees related to the undrawn portion of our loan facilities.

Asset impairment provisions decreased by Php949 million, or 71%, to Php395 million largely due to impairment losses in 2003 amounting to Php964 million and Php380 million recognized by ACeS Philippines and ePLDT, respectively, in respect of certain equipment related to their investee companies.  In 2004, asset impairment charges were recognized for certain international facility equipment of PLDT Global and SubicTel in relation to our strategic direction to functionally integrate our international fixed line businesses. In 2003, impairment losses were recognized by ACeS Philippines and ePLDT in respect of certain equipment related to their investee companies.

Income Before Income Tax

Our income before income tax in the first nine months of 2004 was Php25,304 million, representing an increase of Php24,565 million from Php739 million in the same period in 2003, mainly attributable to a higher operating revenues generated in the first nine months of 2004 coupled with a substantial decline in other expenses - net during the same period.

Our consolidated provision for income tax increased by Php5,268 million to Php5,332 million in the first nine months of 2004 from Php64 million in the same period in 2003.

In the first nine months of 2004, our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

•         the effect of a three-year income tax holiday granted to Smart by the BOI in connection with the pioneer status it awarded to Smart's

GSM network expansion project, which expired in May 2004;

•         income already subjected to final tax or lower tax rate; and

•         equity in net income of our associates, which has already been subjected to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion. The income tax holiday was computed by applying the exemption rate against the income tax derived from GSM operations. The exemption rate was computed by dividing the incremental GSM revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues were derived by deducting the BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income was multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure was the income tax holiday that was deducted from the income tax due on GSM revenues with the difference being the income tax due for the period.

Net Income

As a result of the factors discussed above, our consolidated net income for the first nine months of 2004 was Php20,007 million, representing an increase of Php19,414 million over our restated consolidated net income of Php593 million in the same period in 2003. This increase was principally due to our wireless business net operating income contribution of Php24,740 million for the first nine months of 2004, a significant improvement of Php11,084 million, or 81%, over its net operating income contribution of Php13,656 million in the same period in 2003 and a substantial decline in other expenses – net of Php11,706 million largely due to the Php4,419 million gain recognized from the Piltel debt exchange transaction.

Basic and diluted earnings per common share, or EPS, increased to Php111.22 and Php104.89, respectively, in the first nine months of 2004 as against basic and diluted loss per common share of Php3.08 in the same period in 2003, after giving retroactive effect to common share equivalents. See Note 20 – Earnings Per Common Share to the accompanying consolidated financial statements for further discussion.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2004 and 2003 as well as consolidated capitalization and other selected financial data as of September 30, 2004 and December 31, 2003:

	Nine Months Ended September 30,
	2004	2003(1)
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php54,541	Php37,353
Net cash used in investing activities	16,613	12,297
Capital expenditures	16,238	11,232
Net cash used in financing activities	29,704	24,506
Net increase in cash and cash equivalents	8,144	562

	September 30,	December 31,
	2004	2003(1)
	(Unaudited)	(As restated)
(in millions)
Capitalization
Notes payable	Php18	Php2,133
Current portion of long-term debt	31,508	23,810
Long-term debt - net of current portion	127,599	154,669
Total debt	159,125	180,612
Preferred stock subject to mandatory redemption	13,863	12,735
Total equity	82,497	63,405
	Php255,485	Php256,745

Other Financial Data
Cash and cash equivalents	Php27,516	Php19,372
Property, plant and equipment - net	243,956	247,484
Total assets	305,978	301,042
Net debt(2)	131,609	161,240

_______________

(1) As restated to reflect the changes in accounting policies, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

(2) Total debt less cash and cash equivalents.

As of September 30, 2004, our consolidated cash and cash equivalents totaled Php27,516 million. Principal sources of consolidated cash and cash equivalents in the first nine months of 2004 were cash flows from operations amounting to Php54,541 million and drawings from long-term credit facilities aggregating Php5,707 million. These funds were used principally for capital outlays of Php16,238 million, total debt principal payments of Php25,405 million; and interest payments of Php8,881 million.

Operating Activities

Our consolidated net cash flows from operating activities in the first nine months of 2004 increased by Php17,188 million, or 46%, to Php54,541 million from Php37,353 million in the same period in 2003.

A growing portion of our cash flow is generated by our wireless business, which accounted for 58% of our consolidated operating revenues in the first nine months of 2004, compared to 51% in the same period in 2003. Revenues from our fixed line and information and communications technology services accounted for 40% and 2%, respectively, of our consolidated operating revenues in the first nine months of 2004 and 47% and 2%, respectively, for the first nine months of 2003.

Wireless’ operating cash flows accounted for 56% of our consolidated cash flows from operations owing to the sustained growth of our cellular subscriber base and service usage. Our fixed line business contributed 43% to our consolidated operating cash flows in the first three quarters of 2004 with improved collection efficiency and lower cash expenses in line with our cost-containment efforts. We believe that our continuing strong cash flows on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as of September 30, 2004.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In the first nine months of 2004, Smart generated cash from operations of Php29,912 million, or 55% of our consolidated cash flows from operations, representing an increase of Php11,270 million, or 60%, compared to Php18,642 million, or 50%, of our consolidated operating cash flows in the same period in 2003. Smart’s significant cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. On May 26, 2004, after having obtained the relevant waivers from Finnvera and certain of its lenders, Smart paid a dividend of Php11,280 million to PLDT, equivalent to 70% of Smart’s 2003 net income. After receiving similar approvals from Finnvera and certain lenders, Smart has paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income and in the amount of Php1,866 million to PLDT in November 2003, equivalent to the remaining 30% of its 2002 net income. Similar waivers have already been obtained by Smart to pay a dividend representing the 30% balance of Smart’s 2003 net income equivalent to Php4,820 million in the fourth quarter of 2004.

Investing Activities

Net cash used in investing activities in the first nine months of 2004 of Php16,613 million increased by Php4,316 million, or 35%, compared to Php12,297 million in the same period in 2003. This increase was primarily the result of higher aggregate capital spending.

Our consolidated capital expenditures in the first nine months of 2004 totaled Php16,238 million, an increase of Php5,006 million, or 45%, from Php11,232 million in the same period of 2003 primarily due to Smart’s increased capital spending. Smart's capital spending of Php12,792 million in the first nine months of 2004 was used to further expand and upgrade its GSM and transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php3,175 million was principally used to finance the expansion of its fixed line data and network services. ePLDT and its subsidiaries’ capital spending of Php205 million was used to primarily fund its VitroTM, Infocom and call center business operations. Consolidated capital expenditures in the first nine months of 2003 amounted to Php11,232 million, of which Php4,098 million, Php6,916 million, Php71 million and Php108 million were attributable to PLDT, Smart, ePLDT and PLDT Global, respectively. The balance represented other subsidiaries’ capital spending.

During the first nine months of 2004, we made certain strategic investments aggregating Php999 million to strengthen our position in the wireless and information and communications technology segments.  Of the Php999 million investment, Php656 million represented Smart's partial investment in a wireless broadband and data service company, and Php231 million pertained to ePLDT's investment in convertible debt securities of a company engaged in the systems integration of internet and mobile telephone gaming project.

Financing Activities

On a consolidated basis, we used net cash of Php29,704 million for financing activities in the first nine months of 2004, compared to Php24,506 million in the same period in 2003. The net cash used in financing activities in the first nine months of 2004 was mainly attributable to debt repayments by PLDT in line with its ongoing debt reduction program.

Debt Financing

Additions to our consolidated total debt in the first nine months of 2004 totaled Php5,707 million, of which Php3,405 million came from PLDT's drawings, primarily from long-term loan facilities used to finance capital expenditures and refinancing facilities used to repay maturing debts. Payments in respect of principal and interest of our total debt amounted to Php25,405 million and Php8,881 million, respectively, in the first nine months of 2004, of which Php18,344 million and Php7,488 million were attributable to PLDT, respectively.

The following table shows our consolidated long-term debt as of September 30, 2004 and December 31, 2003:

	September 30,	December 31,	Increase (Decrease)
	2004	2003	Amount	%
(in millions)	(Unaudited)	(As restated)

PLDT	Php123,736	Php135,403	(Php11,667)	(9)
Smart	25,834	20,586	5,248	25
Piltel	5,155	17,637	(12,482)	(71)
Mabuhay Satellite	4,059	4,723	(664)	(14)
ePLDT	160	105	55	52
Vocativ	149	–	149	100
Maratel	14	25	(11)	(44)
	Php159,107	Php178,479	(Php19,372)	(11)

Our consolidated long-term debt decreased by Php19,372 million, or 11%, to Php159,107 million as of September 30, 2004  largely due to debt repayments in line with PLDT’s efforts to reduce overall debt level.  Smart’s indebtedness increased by 25% to Php25,834 million at the end of the third quarter of 2004 on account of the debt exchange transaction with Piltel’s creditors in July 2004 where Smart issued new debt of US$283.3 million booked at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million; Smart’s unamortized discount amounted to Php7,369 million as of September 30, 2004.  Conversely, Piltel’s debt balance owed to third parties as of September 30, 2004 was reduced to Php5,155 million, net of unamortized discount of Php2,073 million.  Mabuhay Satellite’s debt level decreased by 14% to Php4,059 million owing to debt amortizations during the year.  Other subsidiaries’ indebtedness increased by Php193 million primarily from Vocativ’s full availment of a 5-year Php149 million term loan facility.

As of September 30, 2004, PLDT had undrawn committed dollar-denominated long-term credit facilities for capital expenditures in the aggregate amount of US$39 million, inclusive of the remaining JP¥4,055 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan under an agreement dated June 11, 2003. PLDT waived further disbursements from the US$149 million Kreditanstalt für Wiederaufbau refinancing facility effective September 1, 2004, thus, cancelling the undrawn portion of US$9 million. The US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH under an agreement dated May 29, 2003 was also cancelled pursuant to a request by PLDT to DEG effective September 26, 2004. On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Plc as the Lender of Record with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility will be drawn in November 2004. The loan will be payable over five years in ten equal installments starting May 2005 with final repayment in November 2009. As of September 30, 2004, Smart still had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as of September 30, 2004 are as follows:

Year	US$ Loans(2)		JP¥ Loans(3)		Peso Loans	Total
	(in millions)

2004(1)	US$79	Php4,448	JP¥2,014	Php1,031	Php669	Php6,148
2005	470	26,455	6,818	3,489	880	30,824
2006	442	24,888	6,816	3,488	852	29,228
2007	483	27,139	3,178	1,626	78	28,843
2008	78	4,407	1,589	813	67	5,287
2009 and onwards	1,191	67,026	–	–	1,270	68,296

________________

(1) October 1, 2004 through December 31, 2004.

(2) The exchange rate used was Php56.276 to US$1.00.

(3) The exchange rate used was Php0.5117 to JP¥1.00.

Approximately Php100,330 million principal amount of our consolidated outstanding long-term debt as of September 30, 2004 is scheduled to mature over the period from 2004 to 2008. Of this amount, approximately Php77,681 million is attributable to PLDT, Php17,437 million to Smart, and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Covenants

Our debt instruments contain restrictive covenants, including covenants that prohibit us from paying common dividends, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under PLDT’s debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 4.5:1 from September 30, 2004 to December 31, 2004 and not more than 4.0:1 from March 31, 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.5:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.1:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated in conformity with accounting principles generally accepted in the Philippines except that accounts relating to Piltel are to be accounted for on the basis of equity accounting. These include:

•         total debt to EBITDA of not more than 4.5:1 in 2004 and not more than 4.0:1 in 2005 and thereafter;

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1 to not more than 3.0:1.

We have complied with all of our maintenance ratios as required under our loan covenants and other debt instruments. In addition, we are required to comply with the following ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness:

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis of not more than 1.1:1 and on a consolidated basis of not more than 2.33:1; and

•         current ratio on a non-consolidated basis of not less than 1.2:1 and on a consolidated basis of not less than 0.9:1; and

•         interest coverage ratio on a non-consolidated and consolidated basis of not less than 200%.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 98% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of September 30, 2004, the peso depreciated by 1% to Php56.276 to US$1.00, from Php55.586 to US$1.00 as of December 31, 2003. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003. During the first nine months of 2004, the peso appreciated to a high of Php55.142 on January 6, 2004 but depreciated to a low of Php56.429 on March 22, 2004.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants. Further, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios will continue to become more restrictive as the loans near maturity. Inability to comply with our financial ratios and covenants could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeem preferred stock, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

As of September 30, 2004, Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite impose negative covenants which, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreements impose negative and special covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares and property pledged.

One of ePLDT’s loan agreements requires it to comply with specified financial ratios and other financial tests at quarterly measurement dates. The financial tests under the agreement include, among others, compliance with a current ratio of not less than 1:1, an interest coverage ratio of not less than 1.5:1, debt to equity ratio of not more than 1.50:1, and a debt service coverage ratio of not less than 1.1:1. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As of September 30, 2004, ePLDT has complied with all of its financial covenants.

Please see Note 12 – Long-term Debt for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has managed its capital expenditures, reduced its investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we are benefiting from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. Smart, however, will be required to obtain further waivers from Finnvera and certain lenders to pay additional dividends in future periods. See “–– Operating Activities” for further details.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On June 24, 2004 and March 23, 2004, Standard and Poor's Ratings Group affirmed its "BB" rating and stable outlook on PLDT.

On April 8, 2004, Fitch Ratings upgraded PLDT's long-term foreign currency and local currency ratings to "BB" from "BB-" (BB minus) while the rating of PLDT's convertible preferred stock was similarly upgraded to "B+" (B plus) from "B". The rating action follows a sustained period of improvement in PLDT's operating and financial profile mainly due to the growth of Smart. The stable outlook also reflects Fitch's view that neither the existing competitive landscape nor the planned resumption of common share dividends by PLDT would materially disrupt our deleveraging efforts.

On March 23, 2004, Moody’s affirmed PLDT’s “Ba2” senior unsecured debt rating with a negative outlook and its “B1” preferred rating with a stable outlook. On January 27, 2004, PLDT’s foreign currency senior unsecured debt rating was upgraded by Moody’s Investors Service to “Ba2” from a recent “Ba3” as of July 29, 2003 and preferred stock rating moved up to “B1” from “B2.” The rating reflects continued improvements in the operating performance of Smart and the expectation of on-going free cash flow to help repay debt maturities in the coming years. The negative outlook on PLDT's rating is constrained, reflecting Moody's decision to downgrade the Philippine Government's long-term foreign currency bond rating to “Ba2” with a negative outlook also on January 27, 2004.

Off-Balance Sheet Arrangement

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which US$30 million remains outstanding as of September 30, 2004, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse to PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach on its representations and warranties. For the nine months ended September 30, 2004 and 2003, receivables sold under the RPD amounted to US$8 million (Php464 million) and US$8 million (Php444 million), respectively. Loss on sale of receivables under the RPD amounted to US$1 million (Php55 million) and US$1 million (Php66 million) for the nine months ended September 30, 2004 and 2003, respectively.

Equity Financing

Through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred shares as part of the upfront payments collected from subscribers, PLDT was able to raise Php5 million in the first nine months of 2004 and Php47 million in the same period in 2003. As approved by the NTC, the SIP was made optional in 2003 from being compulsory in earlier years. In addition, PLDT raised Php226 million from the exercise by certain officers and executives of their stock option plan in 2004.

Cash dividend payments in the first nine months of 2004 amounted to Php1,040 million, compared to Php1,085 million in the same period in 2003, all of which were paid solely to preferred shareholders of PLDT. The most recent cash dividend paid by PLDT to its common shareholders was in April 2001 (dividends declared in March 2001); since then, no dividends have been paid to common shareholders.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of September 30, 2004:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(Unaudited)
(in millions)
Long-term debt	Php168,626	Php31,513	Php60,477	Php20,112	Php56,524
Long-term lease obligations:
Operating Lease	3,231	750	1,028	633	820
Capital Lease	1,800	586	642	121	451
Unconditional purchase obligations(1)	12,550	4,372	2,260	2,260	3,658
Other long-term obligations	22,020	–	–	14,015	8,005
Total contractual cash obligations	Php208,227	Php37,221	Php64,407	Php37,141	Php69,458

_____________

The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 12 – Long-term Debt to the accompanying consolidated financial statements.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php98 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of September 30, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php33 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php50 million.

Other Long-term Operating Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,898 million as of September 30, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Long-term Capital Lease Obligations

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php914 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of R.A. 7925, which negated the DOTC's warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. As of the date of this report, the DOJ has not yet responded to the DOTC's referral. As of September 30, 2004, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php67 million and Php778 million, respectively.

Other Long-term Capital Lease Obligations. The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel has capital lease obligations aggregating Php883 million as of September 30, 2004 in respect of office equipment and facilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

As of September 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,986 million. See Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies to the accompanying consolidated financial statements for further details relating to the Air Time Purchase Agreement with AIL.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$ 40,000 and for contract years 5-7 (September 2004-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter.

Effective July 1, 2004, VeriSign has agreed to amend the Agreement and issued Addendum 8 as extension of Addendum 6. Annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As of September 30, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other powerful management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact has agreed to amend the Contract and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. As of September 30, 2004, iPlus has paid all its obligations to I-Contact.

Other Unconditional Purchase Obligations. The PLDT group has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of September 30, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 59 million shares of Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring plan of Piltel.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share for Series V, VI and VII, respectively.

As of September 30, 2004, 175,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock had been converted to PLDT’s common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2004 was Php22,020 million, of which Php14,015 million is payable on June 4, 2008 and Php8,005 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php15,557 million, based on the market price of PLDT’s common stock of Php1,395 per share as of September 30, 2004.

Please refer to Note 14 – Preferred Stock Subject to Mandatory Redemption to the accompanying consolidated financial statements for further discussion.

Commercial Commitments

As of September 30, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,569 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia for the purchase of additional equipment to expand Smart’s GSM network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Agreement, or TSSA, with Nokia in the amount of US$8 million. This TSSA has been fully served as of December 31, 2003. In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures. On June 23, 2004, Smart signed a TSSA with Nokia in the amount of US$10 million which is valid until December 31, 2004.

As of September 30, 2004, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As of September 30, 2004, the Philippine peso had depreciated against the U.S. dollar to Php56.276 to US$1.00 from Php54.877 to US$1.00 as of September 30, 2003, which in turn represented a depreciation against the U.S. dollar from Php52.410 to US$1.00 at September 30, 2002. In the first nine months of 2004, our consolidated capitalized net foreign exchange losses of Php1,037 million, as compared to Php3,708 million in the same period in 2003. Of these capitalized net foreign exchange losses, Php952 million in the first nine months of 2004 and Php3,605 million in the same period in 2003, were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of September 30, 2004 and as of December 31, 2003:

	September 30, 2004(1)		December 31, 2003(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
	(Unaudited)	(in millions)	(As restated)

Assets
Cash and cash equivalents	US$296	Php16,647	US$146	Php8,105
Receivables-net	159	8,960	195	10,855
Prepayments and other current assets	80	4,489	29	1,615
	535	30,096	370	20,575
Liabilities
Accounts payable	57	3,195	60	3,322
Accrued expenses and other current liabilities	65	3,581	25	1,363
Notes payable	–	–	3	150
Long-term debt	2,761	155,362	3,078	167,913
Deferred credits and other noncurrent liabilities	229	12,867	256	14,205
Preferred stock subject to mandatory redemption	205	11,542	190	10,549
	3,317	186,547	3,612	197,502
Net foreign currency-denominated liabilities	US$2,782	Php156,451	US$3,242	Php176,927

________________

The exchange rate used was Php56.276 to US$1.00.

The exchange rate used was Php55.586 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of September 30, 2004, approximately 98% of our total consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 7% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 67% of our consolidated foreign-currency debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources –– Financing Activities –– Covenants” above and Note 12 – Long-term Debt to the accompanying consolidated financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of September 30, 2004, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts/options and currency option contracts amounted to US$79 million and JP¥811 million; US$725 million; and US$79 million and JP¥875 million, respectively. Smart’s outstanding forward foreign exchange contracts amounted to US$66 million as of September 30, 2004.

For further discussions of these contracts, see Note 12 – Long-term Debt to the accompanying consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first nine months of 2004 and 2003, our operating revenues, which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. We have capitalized foreign exchange losses in respect of U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first nine months of 2004 was 6.9%, compared to 2.9% in the same period in 2003.

OTHER INFORMATION

Long-Term Incentive Plan

On August 3, 2004, PLDT's board of directors approved the establishment of a long-term incentive plan, or LTIP, for eligible key executives and advisors of PLDT and its subsidiaries and affiliates.  The LTIP is a four-year cash plan covering the period January 1, 2004 to December 31, 2007. The awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of the approved target increase in PLDT's common share price by the end of the plan period and the cumulative consolidated net income target for the plan period.  The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

Launch of 1528 Smart in Hong Kong

PLDT, by way of a partnership among Smart, PLDT Global and CSL of Hong Kong as its operator partner, now offers a mobile reseller service in Hong Kong. Launched on September 1, 2004, 1528 Smart is a prepaid GSM mobile phone service designed and packaged to cater to the Filipino expatriate community in Hong Kong. It offers the lowest text and IDD rates to the Philippines, compared to other Hong Kong operators, as well as value-added services offered by Smart including Smart Load, Pasa Load and Smart Padala.

Acquisition of Meridian Telekoms, Inc.

On September 2, 2004, Smart acquired a 40% stake in Meridian Telekoms, Inc., a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines. Meridian operates under a legislative franchise (Republic Act 8337) and has provisional authorities to operate issued by the National Telecommunications Commission. The acquisition will strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. Subject to securing various regulatory and other approvals, Smart intends to increase its stake in Meridian Telekoms, Inc. to 100% before the end of 2005.

Piltel Debt Exchange Transaction

On July 2, 2004, Smart closed the Piltel debt exchange transaction. Approximately US$289 million, or 69.4%, in the aggregate of the outstanding restructured Piltel debt were exchanged by Piltel creditors to Smart debt. Smart paid cash of US$1.5 million (Php84 million) and issued new debt of US$283.3 million at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. The breakdown of the total amount of Smart debt issued to participating Piltel creditors are as follows:

• 2007 Facility for US$0.2 million payable in full in December 2007;

• 2008 Facility for US$2.9 million payable in full in December 2008; and

• 2014 Facility for US$280.1 million payable in full in June 2014.

Interest for the above facilities are payable every quarter at a floating rate of three months US$ LIBOR + 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditor has an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

Further, on July 2, 2004, to integrate our wireless holdings, Smart entered into a Sale and Purchase Agreement with PLDT to acquire the latter’s 59.3 million shares of Piltel Series K, Class I Convertible Preferred Stock for Php2,066 million. The payment was settled through an offset of amounts owed to Smart by PLDT arising primarily from interconnection charges.

On July 9, 2004, Smart converted a total of 4.8 million shares of Piltel Series K, Class I Convertible Preferred Stock into 820.3 million shares of Piltel common stock, equivalent to 32.7% of the total outstanding shares of common stock of Piltel after such conversion. Such initial conversion resulted in diluting PLDT’s ownership in Piltel from 57.6%to 30.5%. Smart intends to convert its remaining 54.5 million shares of Piltel Series K, Class I Convertible Preferred Stock into 9,260 million shares of common stock from the increase in authorized capital stock of Piltel. On September 3, 2004, at a special stockholders’ meeting, Piltel’s stockholders approved an increase in Piltel’s authorized capital stock from 2,700 million shares of common stock to 11,800 million shares of common stock. The approved increase will enable Piltel to accommodate the full conversion of the Series K, Class I Convertible Preferred Stock. Such conversion is expected to take place once all the necessary regulatory approvals have been obtained and is likely to be completed before the end of the year. Once all the outstanding shares of Piltel Series K, Class I Convertible Preferred Stock are fully converted, Smart will hold a total of 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. In aggregate therefore, upon completion of the conversion, ownership of Piltel by PLDT and Smart will be 92.1%.

U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the National Telecommunications Commission, or NTC, confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. DOJ is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC's recently adopted International Settlements Policy Reform which eliminated International Settlements Policy, or ISP.

Although not included in the initial list of countries exempted from the U.S. FCC’s ISP, the U.S. FCC identified the U.S.-Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July, 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a Petition for Reconsideration of the Commission’s May 13, 2004 Order on the grounds that the Order should have vacated as moot the International Bureau’s March 10, 2003 Order.

Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In addition, in March 2004, a PLDT (U.S.) Ltd. employee received a subpoena to testify before the grand jury in connection with this investigation. This employee has not yet been asked to appear before the grand jury. At this time, the PLDT Group cannot predict the outcome of this investigation.

Related Party Transactions

In the ordinary course of business, companies related to but are outside of the consolidated PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions to which PLDT or its subsidiary is a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of September 30, 2004 and December 31, 2003 and for the nine months ended September 30, 2004 and 2003 are as follows:

•                Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for international telecommunication services. Total fees under these agreements totaled Php251 million and Php218 million for the nine months ended September 30, 2004 and 2003, respectively. PLDT’s outstanding obligations under these agreements amounted to Php36 million and Php40 million as of September 30, 2004 and December 31, 2003, respectively.

•                Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php324 million and Php223 million for the nine months ended September 30, 2004 and 2003, respectively. Under these agreements, Smart had outstanding payables of Php192 million and Php228 million as of September 30, 2004 and December 31, 2003, respectively. Asia Link is a subsidiary of the First Pacific Group.

•                Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. Total payments to Gotuaco covering the 12-month period ending December 31, 2004 amounted to Php11 million. A director of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco.

For a more detailed discussion of the related party transactions enumerated above, see Note 16 –Related Party Transactions to the accompanying consolidated financial statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos)

	September 30, 2004	December 31, 2003*
	(Unaudited)	(As restated – Note 2)
ASSETS
Current Assets
Cash and cash equivalents (Notes 2, 3, 23 and 24)	27,516	19,372
Receivables – net (Notes 2, 4, 23, 24 and 26)	12,972	16,908
Inventories and supplies – net (Notes 2 and 5)	3,227	2,676
Prepayments and other current assets (Notes 2, 6, 17, 19, 23 and 24)	7,049	5,743
Total Current Assets	50,764	44,699
Noncurrent Assets
Property, plant and equipment – net (Notes 2, 5, 7, 12 and 21)	243,956	247,484
Investments – net (Notes 2, 8, 12, 14 and 21)	788	1,523
Deferred income tax – net (Notes 2 and 18)	68	256
Other noncurrent assets – net (Notes 2, 9, 16, 17 and 24)	10,402	7,080
Total Noncurrent Assets	255,214	256,343
	305,978	301,042

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable (Notes 2, 16, 23 and 24)	7,158	5,487
Accrued expenses and other current liabilities (Notes 2, 11, 16, 23 and 24)	17,949	16,436
Notes payable (Notes 10, 23 and 24)	18	2,133
Current portion of long-term debt (Notes 2, 7, 12, 21, 23 and 24)	31,508	23,810
Dividends payable (Notes 2, 15 and 24)	716	577
Income tax payable (Notes 2 and 19)	2,418	841
Total Current Liabilities	59,767	49,284
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 2, 7, 12, 21, 23 and 24)	127,599	154,669
Deferred income tax – net (Notes 2 and 19)	6,195	6,405
Deferred credits and other noncurrent liabilities (Notes 2, 13, 16, 17, 22, 23 and 24)	16,057	14,544
Preferred stock subject to mandatory redemption (Notes 2, 14, 21, 23 and 24)	13,863	12,735
Total Noncurrent Liabilities	163,714	188,353
Equity (Notes 2 and 15)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 449,489,762 shares as of September 30, 2004 and 450,492,426 shares as of December 31, 2003	4,495	4,505
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 169,799,782 shares as of September 30, 2004 and 169,476,120 shares as of December 31, 2003	849	847
Equity portion of convertible preferred stock	1,530	1,536
Capital in excess of par value	49,876	49,631
Retained earnings	24,928	6,102
Cumulative translation adjustments	(136)	–
Total Equity Attributable to Equity Holders	81,542	62,621
Minority interest	955	784
Total Equity	82,497	63,405
	305,978	301,042

See accompanying Notes to Consolidated Financial Statements.

* Audited balances as of December 31, 2003 were restated to effect changes in accounting policies as discussed in Note 2.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2004	2003	2004	2003
	(Unaudited)
OPERATING REVENUES (Note 2)
Wireless services	50,648	37,436	16,816	13,347
Fixed line services	35,319	34,830	11,564	11,612
Information and communications technology services	1,552	1,258	570	394
	87,519	73,524	28,950	25,353
OPERATING EXPENSES (Note 2)
Depreciation and amortization (Note 3)	20,446	18,142	6,979	6,195
Compensation and benefits (Note 17)	8,483	8,198	2,821	2,612
Selling and promotions	7,951	8,746	3,014	2,939
Maintenance (Note 16)	4,298	3,950	1,552	1,076
Rent	2,279	2,244	892	673
Provision for doubtful accounts (Note 4)	2,205	3,090	339	1,158
Professional and other service fees (Note 16)	1,681	1,226	676	400
Insurance and security services (Note 16)	1,231	1,131	421	767
Taxes and licenses (Note 22)	1,148	1,238	377	473
Provision for inventory obsolescence	329	194	201	40
Other operating expenses (Note 16)	2,103	1,920	568	394
	52,154	50,079	17,840	16,727
NET OPERATING INCOME	35,365	23,445	11,110	8,626
INTEREST EXPENSE AND RELATED ITEMS – NET (Notes 2, 7, 10 and 12)	(10,819)	(10,667)	(3,352)	(3,698)
EQUITY SHARE IN NET LOSSES OF INVESTEES, INCLUDING PROVISION FOR IMPAIRMENT IN VALUE OF INVESTMENTS (Notes 2 and 8)	(927)	(1,617)	(885)	(2)
INTEREST INCOME (Note 2)	769	368	301	121
OTHER INCOME (EXPENSES) – NET (Notes 2, 5, 16, 18 and 24)	916	(10,790)	3,419	(4,730)
INCOME BEFORE INCOME TAX	25,304	739	10,593	317
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 2 and 19)	5,332	64	1,866	(716)
NET INCOME FOR THE PERIOD	19,972	675	8,727	1,033
ATTRIBUTABLE TO:
Equity holders	20,007	593	8,780	733
Minority interest	(35)	82	(53)	300
	19,972	675	8,727	1,033
Earnings Per Common Share (Note 19)
Basic	111.22	(3.08)	49.50	(0.44)
Diluted	104.89	(3.08)	46.50	(0.44)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
	(Unaudited)
Balances at January 1, 2003
As previously reported	4,584	847	–	48,953	30,234	–	84,618	849	85,467
Effect of changes in accounting policies (Note 2)	(110)	–	1,509	605	(26,545)	–	(24,541)	(237)	(24,778)
As restated	4,474	847	1,509	49,558	3,689	–	60,077	612	60,689
Changes in equity:						–
Net income for the period						–
As previously reported	–	–	–	–	5,794	–	5,794	82	5,876
Effect of changes in accounting policies (Note 2)	–	–	–	–	(5,201)	–	(5,201)		(5,201)
As restated	–	–	–	–	593	–	593	82	675
Cash dividends	–	–	–	–	(1,117)	–	(1,117)	–	(1,117)
Issuance of capital stock – net (Note 15)	32	–	12	22	–	–	66	–	66
Minority interest	–	–	–	–	–	–	–	77	77
Balances at September 30, 2003	4,506	847	1,521	49,580	3,165	–	59,619	771	60,390
Balances at January 1, 2004
As previously reported	4,616	847	–	49,017	39,665	–	94,145	784	94,929
Effect of changes in accounting policies (Note 2)	(111)	–	1,536	614	(33,564)	–	(31,525)	–	(31,525)
As restated	4,505	847	1,536	49,631	6,101	–	62,620	784	63,404
Changes in equity:
Gains (losses) taken to equity (Note 24)	–	–	–	–	–	(196)	(196)	–	(196)
Tax on items taken directly to equity (Note 24)	–	–	–	–	–	60	60	–	60
Net income for the period	–	–	–	–	20,007	–	20,007	(35)	19,972
Cash dividends	–	–	–	–	(1,180)	–	(1,180)	–	(1,180)
Issuance of capital stock – net (Note 15)	(10)	2	(6)	245	–	–	231	–	231
Minority interest	–	–	–	–	–	–	–	206	206
Balances at September 30, 2004	4,495	849	1,530	49,876	24,928	(136)	81,542	955	82,497

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	25,304	739
Adjustments for:
Depreciation and amortization	20,446	18,142
Provision for doubtful accounts	2,205	3,090
Equity share in net losses of investees, including goodwill amortization and provision for impairment in value of investments	927	1,617
Foreign exchange losses	642	2,974
Asset impairment	395	1,344
Provision for inventory obsolescence	329	194
Gain on debt exchange transaction	(4,419)	(183)
Loss (gain) on derivative transactions	(485)	1,541
Others	1,850	2,908
Interest expense	10,819	10,667
Interest income	(769)	(368)
Operating income before working capital changes	57,244	42,665
Decrease (increase) in:
Receivables	1,430	(4,112)
Inventories and supplies	(849)	581
Prepayments and other current assets	(1,445)	75
Increase (decrease) in:
Accounts payable	1,706	(2,527)
Accrued expenses and other current liabilities	(139)	2,956
Cash generated from operations	57,947	39,638
Income taxes paid	(3,406)	(2,285)
Net cash provided by operating activities	54,541	37,353
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(15,767)	(10,487)
Proceeds from disposal of property, plant and equipment	53	40
Interest paid – capitalized to property, plant and equipment	(471)	(745)
Proceeds from disposal of investments in shares of stocks	–	40
Additions to investments	(999)	–
Interest received	784	419
Increase in other noncurrent assets	(213)	(1,564)
Net cash used in investing activities	(16,613)	(12,297)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	5,707	9,018
Payments of long-term debt	(23,042)	(24,110)
Proceeds from notes payable	368	3,041
Payments of notes payable	(2,363)	(1,595)
Interest paid – net of capitalized portion	(8,881)	(8,997)
Cash dividends paid	(1,040)	(1,017)
Increase (decrease) in deferred credits and other noncurrent liabilities	(684)	(893)
Proceeds from issuance of capital stock	231	47
Net cash used in financing activities	(29,704)	(24,506)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(80)	12
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,144	562
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,372	10,975
CASH AND CASH EQUIVALENTS AT END OF PERIOD	27,516	11,537

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of September 30, 2004 and December 31, 2003, we had 18,708 employees and 18,191 employees, respectively.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, on the historical cost basis, except for the measurement at fair value of derivative financial instruments and available-for-sale financial assets.

Our unaudited consolidated financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited September 30, 2004 consolidated financial statements, we followed the same accounting policies and methods of computation that we had applied in the preparation of the audited December 31, 2003 financial statements, as restated for the effects of accounting changes described below.

Changes in Accounting Policies

On January 1, 2004, we adopted SFAS 17/IAS 17 “Leases” and SFAS 12/IAS 12 “Income Taxes”. The Philippine Accounting Standards Council, or ASC, approved the adoption of SFAS 17/IAS 17 and SFAS 12/IAS 12 effective in the Philippines for financial statements covering periods beginning on or after January 1, 2004.

On July 1, 2004, effective January 1, 2004, we elected to early adopt IAS 27 “Consolidated and Separate Financial Statements”, IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”, which will be effective in the Philippines for financial statements covering periods beginning on or after January 1, 2005. We believe that the adoption of these standards earlier than required will fairly reflect the effects of certain significant and material transactions covered by these standards which we entered into during the third quarter of 2004.

Adoption of the above new standards involved the following changes in accounting policies and have accordingly restated our comparative consolidated financial statements retroactively in accordance with the transitional rules detailed in these standards.

SFAS 12/IAS 12 “Income Taxes”. SFAS 12/IAS 12 prescribes the accounting treatment for current and noncurrent deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, a deferred tax asset, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. Our adoption of this standard did not have any effect in our consolidated statements of income and only affected certain classifications of the following accounts in our consolidated balance sheets as at December 31, 2003.

Increase (Decrease)
(in million pesos)
Current assets
Deferred income tax	(6,523)
Prepayments and other current assets	1,907
Noncurrent assets
Deferred income tax	196
Noncurrent liabilities
Deferred income tax	(4,420)

SFAS 17/IAS 17 “Leases”. SFAS 17/IAS 17 requires the capitalization of finance leases, which transfer substantially all the risks and benefits incidental to ownership of leased item, at the inception of the lease at the fair value of leased property or, if lower, at the present value of the minimum lease payments. SFAS 17/IAS 17 also requires that a lease, where the lessor retains substantially all the risks and benefits of ownership of the asset, be classified as operating leases, which should be recognized as an expense in the income statement on a straight-line basis over the lease term. Our adoption of this standard reduced our consolidated net income by Php1 million (loss of Php3 million after tax effect) for the nine months ended September 30, 2003 and have increased (decreased) the following accounts in our consolidated balance sheets as at December 31, 2003.

Increase (Decrease)
(in million pesos)
Noncurrent assets
Property, plant and equipment – net	82
Deferred income tax	48
Current liabilities
Accounts payable	124
Accrued and other current liabilities	255
Noncurrent liabilities
Deferred income tax	(182)
Deferred credits and other long-term liabilities	499
Equity	(566)

IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 supersedes Consolidated Financial Statements and Accounting for Investments in Subsidiaries. Under the revised IAS 27, the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that significantly impair a subsidiary’s ability to transfer funds to the parent company under the superseded standard was removed. Consequently, Piltel was required to be included in our consolidated financial statements retrospectively. Our adoption of this standard increased our consolidated net income by Php1,142 million (consists of Php1,107 million income of Piltel before IAS application and reversal of Php35 million foreign exchange losses in respect of the revaluation of the Letter of Support, or LOS, balance) for the nine months ended September 30, 2004 and reduced our consolidated net income by Php1,491 million (consists of Php1,330 million net loss of Piltel before IAS application and additional Php161 million loss for additional adjustments relating to PLDT’s reversal of equity share in net losses including provision for permanent decline and reversal of foreign exchange losses in respect of the revaluation of the LOS balance) for the nine months ended September 30, 2003. Presented below is the summarized income statement of Piltel before IAS application for the nine months ended September 30, 2004 and 2003:

	September 30,
	2004	2003
	(in million pesos, except per share amounts)
Statements of Income
Operating revenues	4,537	3,119
Operating expenses	(1,930)	(2,747)
Other expenses	(1,456)	(1,702)
Income tax	(44)	–
Net income (loss) before IAS adjustments	1,107	(1,330)
Basic earnings per share	(0.06)	(1.38)

In addition, the consolidation of Piltel has increased (decreased) the following accounts in our consolidated balance sheet as at December 31, 2003:

Increase (Decrease)
(in million pesos)
Current assets
Cash and cash equivalents	109
Receivables	(920)
Inventories and supplies – net	251
Prepaid expenses and other current assets	(102)
Noncurrent assets
Property, plant and equipment	3,053
Other assets	(532)
Current liabilities
Accounts payable	(2,182)
Accrued and other current liabilities	3,000
Current portion of long-term debt	69
Dividends payable	5
Income tax payable	79
Noncurrent liabilities
Long-term debt – net of current portion	23,361
Deferred credits and other long-term liabilities	(3,029)
Equity	(19,446)

IAS 32 “Financial Instruments: Disclosure and Presentation”. IAS 32 covers the disclosure and presentation of all financial instruments. The Standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and our financial risk management policies and objectives. The Standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. Consequently, we have designated PLDT’s Convertible Preferred Stock Series V, VI and VII as compound instruments consisting of liability and equity components. The total fair value of the Convertible Preferred Stock Series V, VI and VII was determined at issue date, of which the aggregate fair value of the liability component of the Series V, VI and VII Convertible Preferred Stock as of date of issuance is included under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

Our adoption of this standard reduced our consolidated net income by Php1,338 million (Php977 million after tax effect, of which Php767 million pertain to accretion of preferred stock subject to mandatory redemption and foreign exchange revaluation and Php210 million pertain to dividends recognized as interest expense) and Php1,717 million (Php1,240 million after tax effect, of which Php1,044 million pertain to accretion of preferred stock subject to mandatory redemption and foreign exchange revaluation and Php196 million pertain to dividends recognized as interest expense) for the nine months ended September 30, 2004 and 2003, respectively, and have increased (decreased) the following accounts in our balance sheets as at December 31, 2003.

Increase (Decrease)
(in million pesos)
Noncurrent liabilities
Deferred income tax	1,749
Preferred stock subject to mandatory redemption	12,735
Equity	(14,484)

IAS 39, “Financial Instruments: Recognition and Measurement”. IAS 39 establishes the accounting and reporting standards for recognizing and measuring our financial assets and financial liabilities. The Standard requires a financial asset or financial liability to be recognized initially at fair value. Subsequent to initial recognition, we are to continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as “at fair value through profit and loss” and derivatives, which are measured at fair value.

IAS 39 also covers the accounting for derivative instruments. The Standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income. If the derivative is designated and qualify as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in equity until the hedged item is recognized in earnings.

Our adoption of this standard reduced our consolidated net income by Php4,229 million (Php3,162 million after tax effect, of which gain on debt exchange with Php3,407 million and Php428 million pertain to debt discount amortization and foreign exchange revaluation and gain of Php183 million pertain to adjustments on derivative instruments) and Php3,459 million (Php2,467 million after tax effect, of which Php238 million pertain to debt discount amortization and foreign exchange revaluation and Php2,229 million pertain to adjustments on derivative instruments) for the nine months ended September 30, 2004 and 2003, respectively, and have increased (decreased) the following accounts in our consolidated balance sheets as at December 31, 2003.

Increase (Decrease)
(in million pesos)
Current assets
Inventories and supplies	4
Prepaid expenses and other current assets	196
Noncurrent assets
Deferred income tax	12
Other assets	1,340
Current liabilities
Accounts payable	3
Accrued and other current liabilities	(48)
Noncurrent liabilities
Long-term debt – net of current portion	(2,634)
Deferred income tax	(1,331)
Deferred credits and other long-term liabilities	2,591
Equity	2,971

The following is the reconciliation from net income and equity as previously reported to net income and equity as restated, including the effect of these restatements on per share amounts:

	Equity		Net income
	December 31, 2003	December 31, 2002	For the Nine Months Ended September 30, 2003	For the Year Ended December 31, 2003
	(in million pesos, except per share amounts)
As previously reported	94,929	85,467	5,794	11,182
SFAS 17/IAS 17 – Leases	(566)	(549)	(3)	(17)
SFAS 27/IAS 27 – Consolidation and Separate Financial Statements	(19,446)	(16,424)	(1,491)	(3,445)
IAS 32 – Financial Instruments: Disclosure and Presentation	(14,484)	(12,812)	(1,240)	(1,775)
IAS 39 – Financial Instruments: Recognition and Measurement	2,971	5,007	(2,467)	(2,036)
As restated	63,404	60,689	593	3,909

Earnings per common share, as previously reported			27.62	55.74
Earnings per share impact of restated items:
SFAS 17/IAS 17 – Leases			(0.02)	(0.10)
SFAS 27/IAS 27 – Consolidation and Separate Financial Statements			(8.80)	(20.34)
IAS 32 – Financial Instruments: Disclosure and Presentation			(7.32)	(10.48)
IAS 39 – Financial Instruments: Recognition and Measurement			(14.56)	(12.02)
Earnings per common share, as restated			(3.08)	12.80

Basis of Consolidation

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	September 30, 2004	December 31, 2003

Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries	Cellular mobile and telecommunications services	63.2	57.6
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5
Mabuhay Satellite Corporation (formerly Mabuhay Philippines Satellite Corporation), or Mabuhay Satellite	Satellite communications services	67.0	67.0

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0
PLDT-Maratel, Inc. (formerly Maranao Telephone Company, Inc.), or Maratel	Telecommunications services	97.5	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0	75.0

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries (including Vocativ, Inc., see Note 12)	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare unaudited consolidated financial statements using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Telesat, Mabuhay Satellite, Maratel and BCC not held by the PLDT Group.

Smart's Acquisition of Meridian

On September 2, 2004, Smart acquired a 40% stake in Meridian Telekoms, Inc., a company primarily engaged in providing wireless broadband and data services to small and medium-scale enterprises in the Philippines, for a consideration of US$18 million. The acquisition will strengthen Smart’s position in the wireless data segment and is in line with Smart’s overall strategy of providing the widest range of innovative wireless services. Meridian has been included in our 2004 consolidated financial statements using the purchase method of accounting. Since the acquisition was consummated towards the end of the third quarter of 2004, Smart is in the process of determining valuations of certain intangible assets. Subject to securing various regulatory and other approvals, Smart intends to increase its stake in Meridian Telekoms, Inc. to 100% before the end of 2005.

Smart’s Acquisition of Piltel Shares

To integrate the PLDT’s wireless holdings, on July 2, 2004, Smart entered into a Sale and Purchase Agreement with PLDT to acquire the latter’s 59.3 million shares of Piltel Series K, Class I Convertible Preferred Stock for Php2,066 million. On July 9, 2004, Smart converted a total of 4.8 million shares of Piltel Series K, Class I Convertible Preferred Stock into 820.3 million shares of Piltel common stock, equivalent to 32.7% of the total outstanding shares of common stock of Piltel after such conversion. Such initial conversion resulted in diluting PLDT’s ownership in Piltel from 57.6% to 30.5%. Smart intends to convert its remaining 54.5 million shares of Piltel Series K, Class I Convertible Preferred Stock into 9,260 million shares of common stock once all the necessary regulatory approvals have been obtained and is likely to be completed before the end of the year. Once all the outstanding shares of Piltel Series K, Class I Convertible Preferred Stock are fully converted, Smart will hold a total of 10,080 million shares of common stock of Piltel, equivalent to 85.6% of the resulting total outstanding shares of common stock after such conversion. In aggregate therefore upon completion of the conversion, ownership of Piltel by PLDT and Smart will be 92.1%.

Our significant accounting policies and practices are discussed below to facilitate the understanding of our consolidated financial statements:

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers and exclude value-added tax. We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues, which exclude value-added tax, represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred.

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues include fees for installation and activation.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Equipment sales

Sales of communication equipment are recognized upon delivery to the customer.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on historical collection, write-off experience, current economic trends, changes in our customer payment terms, age status of receivables and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period. The allowance is established by charges to income in the form of provision for doubtful accounts which is computed as a certain percentage of operating revenues adequate to cover potentially uncollectible accounts.

Inventories and Supplies

Inventories and supplies which include, among others, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost or net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Buildings	25 years
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Information origination/termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles and other work equipment	3 – 10 years
Furniture	3 – 10 years
Cellular facilities	10 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, see Note 7 – Property, Plant and Equipment – Net.

Impairment of Assets

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s–length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior periods.

Investments in Shares of Stock

All investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment and subsequently adjusted for any significant and permanent decline in market value.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

Goodwill

Goodwill, included under “Other noncurrent assets” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to an investment in an associate, goodwill is included in the carrying amount of the investment.

Debt Issuance Costs

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method. Debt issuance costs are included under “Other noncurrent assets” in our consolidated balance sheets.

Notes Payable

Notes payable are presented net of related discounts. Discounts are amortized over the life of the notes using the effective interest rate method.

Provisions

We recognize provisions when we have obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to depreciation expense for the asset as well as borrowing cost for each period. Finance charges are charged directly against income. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under lease agreement are considered as deductible expenses.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost. Borrowing costs are treated as deductible expenses for income tax reporting purposes in the period such are realized.

Convertible Redeemable Preferred Stock

The component of the convertible redeemable preference shares that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of issue costs. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. On the issue of the convertible redeemable preference shares, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a long-term liability on the amortized cost basis until extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in shareholders’ equity, net of issue costs. The value of the conversion option is not changed in subsequent periods.

Issue costs are apportioned between the liability and equity component of the convertible redeemable preference shares based on the respective carrying amounts of the liability and equity components when the instruments are first issued.

Retirement Costs

PLDT and Smart have funded, noncontributory retirement plans, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

PLDT’s other subsidiaries provide for estimated retirement benefits required to be paid under Republic Act, or R.A. No. 7641 to qualified employees. The benefit is computed as a certain percentage of basic monthly salary for every year of service.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous consolidated financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all other foreign currency monetary items, if any, which are capitalized to the appropriate property, plant and equipment accounts, see New Accounting Standards Effective Subsequent to September 30, 2004, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to our operations are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income.

Financial Instruments

Financial assets and financial liabilities carried on the consolidated balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, derivative instruments and bonds receivable and payable.

We recognize a financial asset or a financial liability on our balance sheet when we become a party to the contractual provisions of the instrument and derecognize a financial asset when we no longer control the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using settlement date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when we have a legally enforceable right to offset and we intend to settle either on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets and financial liabilities are further classified into the following categories: Financial asset or financial liability at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale financial assets. We determine the classification at initial recognition and re-evaluate this designation at every reporting date.

(a)       Financial asset or financial liability at fair value through profit or loss

A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the near term or upon initial recognition, it is designated by the management at fair value through profit or loss. Derivatives are also categorized as held at fair value through profit or loss, except those derivatives designated and considered as effective hedging instrument. Assets or liabilities classified under this category are carried at fair value in the balance sheet. Changes in the fair value of such assets and liabilities are accounted for in earnings. Financial instruments held at fair value through profit or loss are classified as current if they are expected to be realized within twelve months of the balance sheet date.

(b)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of trading the receivables. Loans and receivables are carried at cost or amortized cost in the balance sheet. Amortization is determined using the effective interest rate method. Loans and receivables are included in current assets if maturity is within twelve months of the balance sheet date. Otherwise, these are classified as non-current assets.

(c)    Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities wherein we have the positive intention and ability to hold to maturity. Held-to-maturity assets are carried at cost or amortized cost in the balance sheet. Amortization is determined by using the effective interest rate method. Assets under this category are classified as current assets if maturity is within twelve months of the balance sheet date and non-current assets if maturity is more than a year.

(d)    Available-for-sale

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale assets are carried at fair value in the balance sheet. Changes in the fair value of such assets are accounted for in equity. These financial assets are classified as noncurrent assets unless our intention is to dispose such assets within twelve months of the balance sheet date.

Derivative Financial Instruments

We use derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge our risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

Our criteria for a derivative instrument to be classified as a hedge includes: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) the effectiveness of the hedge can be reliably measured, (3) there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss. The gains or losses that are accumulated in equity are transferred to the income statement in the same period in which the hedged item affects the net profit and loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously recognized in equity is transferred to net profit or loss for the period.

Income Taxes

Deferred income tax is provided using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences: (i) except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (ii) in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences over the regular corporate income tax to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized: (i) except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss; and (ii) in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on the applicable tax rate at the balance sheet date.

Earnings Per Common Share

Basic earnings per common share, or EPS, is calculated by dividing the net income or loss for the period attributable to common shareholders (net income or loss adjusted for dividends on all series of preferred shares) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income less dividends on the non-dilutive preferred shares) by the weighted average common shares including the common share equivalent arising from dilutive convertible preferred shares.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the Philippines requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from our estimates.

Effects of Newly Issued International Accounting Standards, or IAS

In recent years, the Philippine Accounting Standards Council, or ASC, has been adopting the IAS issued by the International Accounting Standards Council, or IASC, with no local equivalent standards and has been replacing existing local standards.

We are expected to adopt the following new IAS which will be effective in the Philippines beginning January 1, 2005 which could have a significant impact on our consolidated financial statements in the year of adoption as well as in future years.

•         IAS 19, “Employee Benefits”, requires the use of the projected unit credit method in measuring retirement benefit expense and a change in the manner of computing benefit expense relating to past service cost and actuarial gains and losses. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. A specific portion of the net actuarial gains and losses (comprising experience adjustments and the effects of changes in actuarial assumptions) that exceeds the greater of (i) 10% of the present value of the defined benefit obligation (before deducting plan assets); and (ii) 10% of the fair value of any planned assets is recognized immediately as income or expense;

•         IAS 21, “The Effects of Changes in Foreign Exchange Rates”, requires the recognition of foreign exchange losses in the period such are incurred. As of September 30, 2004, undepreciated consolidated capitalized foreign exchange losses included in property, plant and equipment amounted to Php57,875 million. Upon the adoption in 2005 of SFAS 21/IAS 21, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior periods’ consolidated financial statements. Further, IAS 21 requires the determination of the functional currency of an entity; and

•         SFAS 40/IAS 40, “Investment Property”, prescribes the accounting treatment for investment property which is defined as land and/or building held to earn rentals or for capital appreciation or both. Investment property is initially recognized at cost. Subsequent to initial recognition, investment property is either carried at (i) cost, less accumulated depreciation or any accumulated impairment losses, or (ii) fair value, wherein fair value movements are recognized as income or expense. Transfers to or from investment property classification are made only when there is evidence of a change in use.

The International Accounting Standards Board, or IASB, has assumed from the IASC the responsibility for setting IAS. The standards issued by the IASB are designated as International Financial Reporting Standards, or IFRS. Upon its inception, the IASB also adopted the IAS issued by the IASC. The IASB carried on improvements in certain IAS in preparation for the full adoption of IFRS in 2005. In line with this initiative, the IASB has recently issued revised IAS and IFRS, most of which are to be effective on January 1, 2005 at the latest, as follows:

•         IAS 1 – “Presentation of Financial Statements”;

•         IAS 2 – “Inventories”;

•         IAS 8 – “Accounting Policies, Changes in Accounting Estimates and Errors”;

•         IAS 10 – “Events After Balance Sheet Date”;

•         IAS 16 – “Property, Plant and Equipment”;

•         IAS 24 – “Related Party Disclosures”;

•         IAS 31 – “Investments in Joint Ventures”;

•         IAS 33 – “Earnings Per Share”;

•         IFRS 1 – “First Time Adoption of International Financial Reporting Standards”;

•         IFRS 2 – “Share Based Payment”;

•         IFRS 3 – “Business Combinations”; and

•         IFRS 5 – “Disposal of Non-Current Assets and Presentation of Discontinued Operations”.

We are currently in the process of evaluating the impact of the new and revised standards to our consolidated financial statements.

3. Cash and Cash Equivalents

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Cash on hand and in banks	2,501	2,736
Temporary investments	25,015	16,636
	27,516	19,372

Cash in banks earns interest at prevailing bank deposit rates. Temporary investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of our transactions, the carrying value approximates the fair value of our short-term deposits.

4. Receivables – Net

This account consists of receivables from:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Customers and carriers	29,197	30,245
Others	280	877
	29,477	31,122
Less allowance for doubtful accounts	16,505	14,214
	12,972	16,908

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$30 million remains outstanding as of September 30, 2004, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse to PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$8 million (Php464 million) and US$8 million (Php444 million) for the nine months ended September 30, 2004 and 2003, respectively. Loss on sale of receivables under the RPD amounted to US$1 million (Php55 million) and US$1 million (Php66 million) for the nine months ended September 30, 2004 and 2003, respectively.

5. Inventories and Supplies – Net

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Terminal and cellular phone units	2,382	1,601
Spare parts and supplies	1,184	1,318
Others	591	486
	4,157	3,405
Less allowance for inventory obsolescence	930	729
	3,227	2,676

Spare parts and supplies issued to various projects are included as part of property under construction shown under Note 7 – Property, Plant and Equipment – Net.

6. Prepayments and Other Current Assets

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Prepayment for forward purchase contracts (Note 24)	2,864	1,662
Prepayments	2,684	2,678
Prepaid pension cost (Note 17)	605	664
Receivables from derivative transactions (Notes 23 and 24)	390	267
Others	506	472
	7,049	5,743

7. Property, Plant and Equipment – Net

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2003 (As restated – Note 2)
Cost	119,941	107,651	63,491	26,237	24,590	15,913	5,733	2,838	14,463	380,857
Accumulated depreciation and amortization	(30,892)	(40,782)	(29,081)	(5,354)	(15,229)	(9,142)	(2,507)	(307)	(79)	(133,373)
Net book value	89,049	66,869	34,410	20,883	9,361	6,771	3,226	2,531	14,384	247,484
Nine Months Ended September 30, 2004 (Unaudited)
Opening net book value	89,049	66,869	34,410	20,883	9,361	6,771	3,226	2,531	14,384	247,484
Additions/Transfers – net	4,598	2,037	9,023	266	2,719	52	284	8	(1,716)	17,271
Disposals/Retirement	(108)	(94)	(63)	(20)	(23)	(1)	(42)	(8)	(6)	(365)
Accumulated depreciation and amortization	(4,119)	(5,325)	(6,866)	(686)	(2,291)	(724)	(389)	(34)	–	(20,434)
Closing net book value	89,420	63,487	36,504	20,443	9,766	6,098	3,079	2,497	12,662	243,956
At September 30, 2004 (Unaudited)
Cost	124,108	109,499	71,672	26,472	27,065	14,998	5,592	2,838	12,741	394,985
Accumulated depreciation and amortization	(34,688)	(46,012)	(35,168)	(6,029)	(17,299)	(8,900)	(2,513)	(341)	(79)	(151,029)
Net book value	89,420	63,487	36,504	20,443	9,766	6,098	3,079	2,497	12,662	243,956

Substantially all our telecommunications equipment is purchased from outside the Philippines. A significant source of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest, using an average capitalization rate of 7%, and net foreign exchange losses capitalized to property, plant and equipment for the nine months ended September 30, 2004 and 2003 were as follows:

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Interest	471	745
Foreign exchange losses - net	1,037	3,708

As of September 30, 2004 and December 31, 2003, the undepreciated capitalized net foreign exchange losses amounted to Php57,875 million and Php61,603 million, respectively, on a consolidated basis.

In 2004, asset impairment charges of Php297 million were recognized for certain international facility equipment of PLDT Global and SubicTel in relation to our strategic direction to functionally integrate our international fixed line business.

In June 2003, ACeS Philippines recognized an impairment provision of Php974 million in respect of certain equipment in relation to the business of ACeS International Limited, or AIL, after having determined certain factors which raised substantial doubt about AIL’s ability to continue as a going concern. See Note 8 – Investments for further discussion.

Certain property, plant and equipment have been restated to include the following amounts for capitalized leases as of September 30, 2004 and December 31, 2003:

	September 30, 2004 (Unaudited)			December 31, 2003 (As restated – Note 2)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)

Cost	361	727	1,088	361	574	935
Less accumulated depreciation	264	320	584	245	153	398
	97	407	504	116	421	537

The future minimum payments for capitalized leases are as follows as of September 30, 2004:

Year	(Unaudited)
(in million pesos)
2004(1)	346
2005	415
2006	347
2007	241
2008	7
2009 and onwards	444
Total minimum lease payments	1,800
Less amount representing interest	744
Present value of net minimum lease payments	1,056
Less current portion	405
Long-term obligations (Note 13)	651

(1) October 1, 2004 through December 31, 2004

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

8. Investments

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Investments in shares:
Cost:
Common	1,010	1,024
Preferred	616	631
	1,626	1,655
Less accumulated equity and impairment	1,069	132
Total cost and accumulated equity in net income of investees	557	1,523
Investment in debt securities	231	–
	788	1,523

Investment of ePLDT in Debt Securities of First Advance Multi-Media Entertainment Corp., or FAME

On June 1, 2004, ePLDT and FAME entered an agreement wherein ePLDT would grant a non-interest bearing loan to FAME amounting to US$3.1 million. At the option of ePLDT, the loan is convertible into 20% of the total outstanding capital stock of FAME at any time during the life of the outstanding loan. ePLDT has not yet converted its investment in debt securities to FAME’s shares of stock as of September 30, 2004. FAME would be the systems integrator for the internet and mobile telephone gaming project.

9. Other Noncurrent Assets

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Receivables from derivative transactions (Note 24)	4,115	1,361
Debt issuance costs – net	1,511	2,023
Prepaid pension cost (Note 17)	1,207	1,151
Deferred charges (Note 16)	983	1,022
Refundable deposits	470	429
Others	2,116	1,094
	10,402	7,080

10. Notes Payable

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine Securities and Exchange Commission. Net proceeds of the issue totaled Php1,803 million. The Php1,600 million One-Year Peso Note matured on April 22, 2004 and the Php400 million One-Year Peso Note matured on May 11, 2004.

11. Accrued Expenses and Other Current Liabilities

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Accrued utilities and other expenses	4,153	4,102
Accrual for payment for unused sick leave and other employee benefits	3,051	2,628
Accrued interest on various loans (Notes 11 and 12)	2,719	2,377
Unearned revenues on sale of prepaid cards	2,579	2,860
Accrued taxes and other expenses	2,013	2,326
Current portion of provision for onerous contract and assessments (Note 22)	474	394
Liabilities from derivative transactions (Note 24)	384	91
Others	2,576	1,658
	17,949	16,436

12. Long-term Debt

This account consists of outstanding long-term debt of the following:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
PLDT (net of unamortized discount of Php77 million in 2004 and Php85 million in 2003)	123,736	135,403
Smart (net of unamortized discount of Php7,369 million in 2004)	25,834	20,586
Piltel (net of unamortized discount of Php2,073 million in 2004 and Php5,796 million in 2003)	5,155	17,637
Mabuhay Satellite	4,059	4,723
ePLDT	160	105
Vocativ	149	–
Maratel	14	25
	159,107	178,479
Less current portion	31,508	23,810
	127,599	154,669

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as of September 30, 2004 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)

2004(1)	79	4,448	2,014	1,031	669	6,148
2005	470	26,455	6,818	3,489	880	30,824
2006	442	24,888	6,816	3,488	852	29,228
2007	483	27,139	3,178	1,626	78	28,843
2008	78	4,407	1,589	813	67	5,287
2009 and onwards	1,191	67,026	–	–	1,270	68,296

(1) October 1, 2004 through December 31, 2004

PLDT

PLDT’s aggregate outstanding indebtedness is broken down as follows:

Description	September 30, 2004 (Unaudited)		December 31, 2003 (Audited)
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	US$367	Php20,677	US$398	Php22,099
Japan Bank for International Cooperation, or JBIC/Co-financing Banks	46	2,598	65	3,644
Others	107	5,991	136	7,569
	520	29,266	599	33,312
Fixed Rate Notes	1,312	73,834	1,415	78,666
Term Loans	129	7,255	167	9,290
	US$1,961	110,355	US$2,181	121,268
Japanese Yen
JBIC’s Overseas Investment Loan, or OIL	JP¥9,760	4,994	JP¥9,760	5,068
Export Credit Agencies-Supported Loan: Nippon Export and Investment Insurance of Japan, or NEXI, Supported Loan	1,560	799	–	–
Term Loans	9,095	4,654	10,914	5,668
	JP¥20,415	10,447	JP¥20,674	10,736
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,180		2,180
Term Loans		831		1,304
		3,011		3,484
		123,813		135,488
Less unamortized discount		77		85
		123,736		135,403
Less current portion		23,124		15,850
		Php100,612		Php119,553

The effective average interest rates applicable to the above indebtedness are as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)

Dollar-denominated loans	8.2%	8.1%
Yen-denominated loans	3.2%	2.2%
Peso-denominated loans	14.1%	13.7%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As of September 30, 2004, we owed US$367 million aggregate principal amount of debt to KfW, as follows:

•         US$271 million provided under various export credit agency-backed facilities, of which US$161 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

•         US$96 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed below.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,876 million) under this facility as of September 30, 2004. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$16 million of our KfW loans will mature in 2004, US$82 million in 2005, US$57 million in 2006, US$78 million in 2007, US$58 million in 2008 and US$76 million in 2009 and onwards.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including JBIC (formerly known as the Export-Import Bank of Japan), the Export-Import Bank of the United States, or Ex-Im Bank, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, Singapore and the United Kingdom, in the aggregate outstanding principal amount of US$153 million and US$201 million as of September 30, 2004 and December 31, 2003, respectively. Of the amounts outstanding under these loans, US$14 million will mature in 2004, US$52 million in 2005, US$42 million in 2006, US$32 million in 2007, US$8 million in 2008 and US$5 million in 2009 and onwards.

Fixed Rate Notes

PLDT has seven series of non-amortizing fixed rate notes outstanding as of September 30, 2004, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$134,245,000	July 31, 1995	9.875%	August 1, 2005
US$164,574,000	June 28, 1996	9.250%	June 30, 2006
US$196,800,000	March 6, 1997	7.850%	March 6, 2007
US$91,388,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s OIL program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥1,560 million was drawn and remained outstanding as of September 30, 2004. This loan will be amortized semi-annually beginning December 2004 and will mature on June 2008.

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million will mature on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which
Php360 million matured on June 9, 2003, Php100 million will mature on June 9, 2005, and Php810 million on June 9, 2010.

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax, depreciation and amortization, or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$80 million of these loans was outstanding as of September 30, 2004. The FMO loan will mature on September 1, 2007, and the EKN and ECGD loans on December 31, 2007.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million syndicated multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility was split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the outstanding principal balance of the Japanese yen syndicated term loan which matured on the same date. Tranche B was drawn on December 22, 2003 in the amount of JP¥3,191 million and US$19 million to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan which matured on the same date. US$44 million and JP¥9,095 million of this loan are outstanding as of September 30, 2004. This syndicated facility is amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH, of which US$8 million (Php463 million) was drawn as of September 30, 2004. This loan is amortized semi-annually beginning June 2004 in the amount of US$1 million each amortization. US$7 million of this loan is outstanding as of September 30, 2004. The US$4 million undrawn portion of the US$12 million term loan facility was cancelled pursuant to a request by PLDT to DEG effective September 26, 2004.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php831 million was outstanding as of September 30, 2004. The loan, which is funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines, will mature on October 26, 2005 and since April 2002, is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Covenants

Our debt instruments contain restrictive covenants, including covenants that prohibit us from paying common dividends, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under PLDT’s debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•          interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 180% or 200%;

•          total debt to EBITDA on a non-consolidated basis of not more than 4.5:1 from September 30, 2004 to December 31, 2004 and not more than 4.0:1 from March 31, 2005 and thereafter;

•          long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.5:1 to not more than 3.0:1;

•          current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.1:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•          debt to free cash flow ratio on a non-consolidated basis of not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis calculated in conformity with accounting principles generally accepted in the Philippines except that accounts relating to Piltel are to be accounted for on the basis of equity accounting. These include:

•          total debt to EBITDA of not more than 4.5:1 in 2004 and not more than 4.0:1 in 2005 and thereafter; and

•          long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1 to not more than 3.0:1.

We have complied with all of our maintenance ratios as required under our loan covenants and other debt instruments. In addition, we are required to comply with the following ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness:

•          long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis of not more than 1.1:1 and on a consolidated basis of not more than 2.33:1;

•          current ratio on a non-consolidated basis of not less than 1.2:1 and on a consolidated basis of not less than 0.9:1; and

•          interest coverage ratio on a non-consolidated and consolidated basis of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of September 30, 2004 and December 31, 2003, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php33,558 million and Php38,441 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 98% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of September 30, 2004, the peso depreciated by 1% to Php56.276 to US$1.00, from Php55.586 to US$1.00 as of December 31, 2003. The peso has been subjected to significant fluctuations. In 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.767 to US$1.00 on November 27, 2003. During the first nine months of 2004, the peso appreciated to a high of Php55.142 on January 6, 2004 but depreciated to a low of Php56.429 on March 22, 2004.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of its fixed line business. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants. Further, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios will continue to become more restrictive as the loans near maturity. Inability to comply with our financial ratios and covenants could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation, amortization and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the LOS) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and Convertible Preferred Stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred stock issued by Smart, any cash received under PLDT’s Subscriber Investment Plan, or SIP, and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance as of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred stock issued by Smart, any cash received under PLDT’s SIP and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:

•         incurring additional indebtedness;

•         prepaying other debt;

•         making investments;

•         extending loans;

•         extending guarantees or assuming the obligations of other persons;

•         paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•         disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•         entering into management contracts providing for the management of its business or operations by a third party;

•         creating any lien or security interest;

•         permitting set-off against amounts owed to PLDT;

•         merging or consolidating with any other company;

•         entering into transactions with stockholders and affiliates; and

•         entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to (a) incur debt unless its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million syndicated term loan facility, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0:1. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2:1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock and (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JPY5,615 million syndicated term loan facility, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock and (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s non-consolidated long-term debt consists of:

	September 30, 2004 (Unaudited)		December 31, 2003 (Audited)
		(in millions)
U.S. Dollars – term loans	US$590	Php33,203	US$361	Php20,053
Philippine Pesos – term loans		–		533
		33,203		20,586
Less unamortized discount		7,369		–
		25,834		20,586
Less current portion		7,512		7,104
		Php18,322		Php13,482

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

US$224 Million Term Loan Facilities

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$56 million was outstanding as of September 30, 2004, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

US$195 Million Term Loan Facility

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans. The US$195 million loans, of which US$85 million was outstanding as of September 30, 2004, are payable over five to six years, with final repayments due in September 2006, March 2007 and June 2007.

Php1 Billion Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The outstanding balance under this facility of Php467 million was prepaid on June 28, 2004.

US$6 Million Term Loan Facility

On September 25, 2001, Smart obtained a US$6 million term loan facility from Electro Banque S.A., which was later on assigned to Alcatel SVF 1999A-Trust fee effective December 3, 2002. The loan facility, of which US$2 million was outstanding as of September 30, 2004, is payable semi-annually, with final repayment due in May 2005.

US$11 Million Term Loan Facility

On October 26, 2001, Smart obtained a US$11 million term loan facility from Credit Lyonnais S.A., of which the undrawn balance of US$4 million was cancelled upon expiry of the availability period on April 26, 2003. The loan facility, comprised of three tranches, of which US$4 million was outstanding as of September 30, 2004, is payable semi-annually with final repayments due in January 2007, November 2007 and May 2008.

US$100 Million Term Loan Facility

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$41 million was outstanding as of September 30, 2004. The loan is payable over five years with final repayment due in September 2006.

Php300 Million Term Loan Facility

On January 9, 2002, Smart signed a loan facility in the amount of Php300 million. On November 4, 2003, Smart paid in full the outstanding balance on this loan facility of Php280 million.

US$7 Million Term Loan Facility

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001. The loan, which has an outstanding balance as of September 30, 2004 of US$4 million, is payable semi-annually with final repayment due in September 2007.

US$100 Million Term Loan Facility

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003. Smart availed of the US$40 million remaining balance on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. Outstanding balance as of September 30, 2004 is US$88 million after the first repayment in May 28, 2004.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk. The NEXI Supported Untied term loan facility is covered by NEXI for 97.5% of political risk and 50% of commercial risk.

US$283 Million Term Loan Facility (Debt exchange facility of Piltel)

On July 2, 2004, Smart closed the Piltel debt exchange transaction. Approximately US$289 million, or 69.4%, in the aggregate of the outstanding restructured Piltel debt were exchanged by Piltel creditors for Smart debt. Smart paid cash of US$1.5 million (Php84 million) and issued new debt of US$283.3 million at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. As of September 30, 2004, unamortized discount amounted to Php7,369 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors are as follows:

•         2007 Facility for US$0.2 million payable in full in December 2007;

•         2008 Facility for US$2.9 million payable in full in December 2008; and

•         2014 Facility for US$280.1 million payable in full in June 2014.

Interest for the above facilities are payable every quarter at a floating rate of three months US$ LIBOR + 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditor has an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

US$104 Million Term Loan Facility

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Plc as the Lender of Record with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility will be drawn in November 2004. The loan will be payable over five years in ten equal payments starting May 2005 with final repayment in November 2009.

Interest on Smart’s dollar-denominated loans is either fixed or based on LIBOR plus premium.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred stock, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 31, 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. After receiving approvals from Finnvera and certain lenders, Smart paid dividends in the amount of Php4,300 million to PLDT in June 2003, representing 70% of Smart’s 2002 net income and Php1,866 million in November 2003, equivalent to the remaining 30% of Smart’s 2002 net income. On May 26, 2004, after having obtained the relevant waivers from Finnvera and certain of its lenders, Smart paid a dividend of Php11,280 million to PLDT, equivalent to 70% of Smart’s 2003 net income. Similar waivers have already been obtained by Smart to pay a dividend representing the 30% balance of Smart’s 2003 net income equivalent to Php4,820 million in the fourth quarter of 2004.

Smart’s debt instruments also contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt-to-equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         failure by Smart to comply with certain financial ratio covenants;

•         any reduction in PLDT’s ownership of Smart’s shares below 51% of the total of each class of Smart’s issued shares;

•         any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

•         the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arm’s-length terms and for valuable consideration.

Piltel

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as of that date.

As a result of the restructuring:

  50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Class I Series K Convertible Preferred Stock. One (1) Piltel Class I Series K Convertible Preferred Stock was exchanged for every Php340 worth of debt for which it is being exchanged (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII convertible preferred share was issued for every five (5) Piltel Class I Series K Convertible Preferred Stock. See Note 14 – Preferred Stock Subject to Mandatory Redemption for the terms of the Piltel Class I Series K Convertible Preferred Stock.

  Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became a participation in the Conversion Notes Facility and in a single Tranche Peso loan (the Term Notes Facility), respectively.

On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million or 69.4% of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.3 million in new debt of Smart and US$1.5 million in cash. A gain on debt exchange transaction amounting to Php4,419 million was recognized in our consolidated statement of income representing the difference between the fair value of Piltel’s debt cancelled and/or exchanged to Smart’s debt amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart’s consideration for the debt exchange including cash of Php84 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,390 million (net of debt discount of Php7,464 million). This portion of Piltel’s debt has been eliminated in consolidation as of September 30, 2004.

Piltel’s residual long-term debt to third parties consists of:

	September 30, 2004 (Unaudited)		December 31, 2003 (As restated – Note 2)
		(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php241		Php2,166
15 year Tranche C		241		2,166
15 year Term Notes Facility		–		294
		482		4,626
U.S. Dollars
10 year Tranche B	US$10	547	US$35	1,932
15 year Tranche C	10	547	35	1,932
15 year Conversion Notes Facility	99	5,600	122	6,768
	US$119	6,694	US$192	10,632
Japanese Yen
10 year Tranche B	JPY–	–	JPY7,822	4,062
15 year Tranche C	–	–	7,822	4,062
	JPY–	–	JPY15,644	8,124
Total		7,176		23,382
Less unamortized discount (Note 2)		2,073		5,796
		5,103		17,586
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	52	US$1	51
Total		5,155		17,637
Less current portion		57		69
		Php5,098		Php17,568

The following are summaries of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippines 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of the restructuring, PLDT issued a LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT shall provide funding to Piltel in the event that the cash flow from Piltel’s operations fall short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. As of September 30, 2004, the undrawn balance available under the PLDT LOS is US$50 million (December 31, 2003 – US$50 million) due to prior investments made from March 23, 2000 to September 30, 2004 aggregating to US$100 million through PLDT’s subscription to Class I Series J preferred shares of Piltel.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the Mortgage Trust Indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and the NTC on May 18, 2001.

Piltel likewise agreed to pay into a dedicated account (a Sinking Fund Account) the amount by which (a) earnings before interest, tax, depreciation and amortization for a financial year is greater than (b) 200 percent of the projected debt service costs and permitted capital expenditure for the following financial year (the Excess Cashflow). The money in that Sinking Fund Account will be used (before drawings are made under the LOS) to fund cash flow deficiencies of Piltel. Also, if actual capital expenditure for a financial year differs from the projected capital expenditure, Piltel will either pay into the Sinking Fund Account established at the end of that year an amount equal to any over-projection of capital expenditure or will be entitled to withdraw funds, if any, equal to any under-projection. Any credit balance in a Sinking Fund Account after two financial years will be used to prepay all participating creditors ratably.

Piltel has undertaken, with respect to each financial year (other than the financial year in which the final repayment installment for Tranche B falls due), that the aggregate of earnings before interest, tax, depreciation and amortization plus the available amount under the LOS shall be greater than 1.05 times debt service and 1.5 times interest cost.

In 2002, holders of Piltel’s Class II Series B preferred stock and convertible bonds with aggregate amounts of Php102 million (including accrued dividend of Php20 million up to June 4, 2001) and US$8 million (including accretion costs up to June 4, 2001), respectively, agreed to participate in the debt restructuring plan. Consequently, 50 percent of the redemption amounts were released in exchange for: (1) 150,500 Piltel Class I Series K Convertible Preferred Stock which were then exchanged for 30,100 PLDT Series V Convertible Preferred Stock, in respect of the preferred stock; and (2) 532,500 Piltel Class I Series K Convertible Preferred Stock which were then exchanged for 106,500 PLDT Series VI Convertible Preferred Stock, in respect of the convertible bonds. The remaining 50%of the redemption amounts were exchanged for a participation in the Term Notes Facility and Conversion Notes Facility for the holders of Piltel’s preferred stock and convertible bonds, respectively.

In 2003, holders of Piltel’s convertible bonds and bank debt with aggregate amounts of US$1 million (including accretion costs up to June 4, 2001) and US$6 million, respectively, agreed to participate in the debt restructuring plan. Consequently, 50 percent of the redemption amounts were released in exchange for: (1) 92,475 Piltel Class I Series K Convertible Preferred Stock which were then exchanged for 18,495 PLDT Series VI Convertible Preferred Stock, in respect of the convertible bonds; and (2) 430,400 Piltel Class I Series K Convertible Preferred Stock which were then exchanged for 86,080 PLDT Series VI Convertible Preferred Stock, in respect of the bank debt. The remaining 50% of the redemption amounts were exchanged for a participation in the Conversion Notes Facility and U.S. Dollar Facility for the holders of convertible bonds and bank debt, respectively.

As of September 30, 2004, Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders).

Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt-restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt-restructuring plan would be adopted promptly or at all. Even if such a rehabilitation plan was adopted, it cannot be assured that Piltel would prove to be financially viable afterwards.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	September 30, 2004 (Unaudited)		December 31, 2003 (Audited)
	(in millions)
U.S. Dollars
Credit Agreement	US$31	Php1,761	US$42	Php2,319
Omnibus Agreement	41	2,298	43	2,404
	72	4,059	85	4,723
Less current portion	13	711	13	713
	US$59	Php3,348	US$72	Php4,010

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Ex-Im Bank to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellites’s US$31 million debt with them by extending the maturity of the loan by 1 and ½ years to July 15, 2007 and reducing the interest rate by 1%, to 5.6% from 6.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$31 million (Php1,761 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$41 million
(Php2,362 million), which will mature on various dates from 2004 to 2007.

As security, Mabuhay Satellite has constituted in favor of the Banks:

•         A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

•         An assignment of its rights under its purchase contract for the satellite system;

•         An assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and

•         An assignment of the applicable proceeds of insurance to be taken on the satellite system.

The Credit and Omnibus Agreements impose negative covenants which, among others, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn on December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an associate with a carrying value of Php616 million as of September 30, 2004 and a deed of assignment of receivables of a subsidiary from a foreign customer. As of September 30, 2004, the outstanding balance of this loan amounted to Php60 million, of which Php45 million will mature in 2005.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. Php100 million was drawn from the facility and remained outstanding as of September 30, 2004. The loan shall be repaid in nine equal quarterly installments starting March 2005 and will end in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement on a parcel of land with a carrying value of Php279 million as of September 30, 2004.

The loan agreement also imposes special covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares and property pledged.

The loan agreement also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The financial tests under the agreement include, among others, compliance with a current ratio of not less than 1:1, an interest coverage ratio of not less than 1.5:1, debt to equity ratio of not more than 1.50:1, and a debt service coverage ratio of not less than 1.1:1. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As of September 30, 2004, ePLDT has complied with all of its financial covenants.

Vocativ

Php149 Million Term Loan Facility

As of September 30, 2004, Vocativ, a wholly-owned call center of ePLDT, had an outstanding 5-year term loan facility of Php149 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. The loan shall be repaid in fourteen equal quarterly installments starting March 2006 and will end in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the Mortgage Trust Indenture Agreement between ePLDT, Inc. and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements.

Maratel

Maratel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.5% to 11.7% per annum and will mature on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and will mature on various dates until November 15, 2004. As of September 30, 2004, the outstanding balances of these loans totaled Php14 million, of which Php3 million will mature in 2004.

13. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Liabilities from derivative transactions (Note 24)	4,556	2,591
Provision for onerous contract and assessments – net of current portion (Notes 11 and 22)	4,079	3,632
Accrual of capital expenditures under long-term financing (Note 12)	2,655	3,130
Customers’ deposits	2,200	2,177
Advance payment under a receivable purchase facility (Note 4)	1,692	2,058
Capital lease liability – net of current portion (Notes 7 and 21)	651	729
Others	224	227
	16,057	14,544

14. Preferred Stock Subject to Mandatory Redemption

The movement of PLDT’s preferred stock subject to mandatory redemption follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Beginning balance	12,735	10,363
Issuance	–	160
Conversion	–	(8)
Accretion	1,145	1,318
Revaluation	(17)	902
Ending balance	13,863	12,735

As of September 30, 2004, PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. For 30 days thereafter, the holders of these mandatorily converted common shares have the option to sell such common shares back to PLDT for Php1,700 per share, US$36.132 per share and JP¥4,071.89 per share for Series V, VI and VII, respectively.

PLDT’s Convertible Preferred Stock Series V, VI and VII were designated as compound instruments consisting of liability and equity components. The total fair value of the Convertible Preferred Stock Series V, VI and VII was determined at issue date, of which the aggregate fair value of the liability component of the issued Series V, VI and VII Convertible Preferred Stock as of date of issuance is included under the “Preferred Stock Subject to Mandatory Redemption” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The difference between the aggregate fair value of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the call option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest for the nine months ended September 30, 2004 and 2003 amounted to Php1,145 million and Php954 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php13,863 million and Php12,735 million as of September 30, 2004 and December 31, 2003, respectively, after revaluation of Series VI and VII to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As of September 30, 2004 and December 31, 2003, 706,571 shares and 676,571 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php22,020 million and Php21,898 million as of September 30, 2004 and December 31, 2003, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php210 million and Php196 million for the nine months ended September 30, 2004 and 2003.

15. Equity

The movement of PLDT’s capital account follows:

			Preferred Stock - Php10 par value
	Common Stock – Php5 par value		Series A to EE	III	IV
	No. of Shares	Amount	No. of Shares			Total Preferred Stock	Amount
	(in million shares and pesos)
Authorized	234	Php1,170				823	Php8,230
Outstanding
Balance at January 1, 2003	169	Php847	406	5	36	447	Php4,474
Issuance	–	–	5	–	–	5	52
Conversion	–	–	(1)	–	–	(1)	(21)
Balance at December 31, 2003 (As restated – Note 2)	169	Php847	410	5	36	451	Php4,505

Balance at January 1, 2004	169	Php847	410	5	36	451	Php4,505
Issuance	1	2	–	–	–	–	5
Conversion	–	–	(2)	–	–	(2)	(15)
Balance at September 30, 2004 (Unaudited)	170	Php849	408	5	36	449	Php4,495

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to EE 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of SIP 10% Cumulative Convertible Preferred Stock any holder of such series may convert all or any of the shares of such SIP 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of the Corporation, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on such PSE on any day, the average of the bid and the asked prices of a share of Common Stock of the Corporation at the end of such day on such Exchange, in each such case averaged over a period of thirty (30) consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which as of September 30, 2004, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of SIP 10% Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Capital Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Capital Stock shall be proportionately decreased or increased, as the case may be and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Capital Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of thirty (30) trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Capital Stock, or in case of any consolidation or merger of the Corporation with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to EE 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 27, 2004, the Board of Directors designated 1 million shares of serial preferred stock as Series EE 10% Cumulative Convertible Preferred Stock for issuance throughout 2004.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events; and are not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 per share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 27, 2004, the Board of Directors approved the dividend declaration of: (a) Php12.29 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2004, to the holders of record as of February 17, 2004; and (b) Php1.00 per outstanding share of Series DD 10% Cumulative Convertible Preferred Stock payable on February 27, 2004, to the holders of record as of February 12, 2004 and Series CC 10% Cumulative Convertible Preferred Stock payable on March 31, 2004, to the holders of record as of February 25, 2004. On February 19, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; (c) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004; and (d) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock payable on April 15, 2004, to the holders of record as of March 17, 2004. On May 4, 2004, the Board of Directors approved the dividend declaration of Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on June 15, 2004, to the holders of record as of May 26, 2004. On June 8, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; (c) US$0.09925 per outstanding share of Series VI Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004; and (d) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock, payable on July 15, 2004, to the holders of record as of June 25, 2004. On June 29, 2004, the Board of Directors approved the dividend declaration of Php1.00 per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock, payable on August 31, 2004, to the holders of record as of July 28, 2004.

On August 3, 2004, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock, payable on October 15, 2004, to the holders of record on September 2, 2004; (b) Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on September 15, 2004, to the holders of record on August 25, 2004; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock, payable on October 15, 2004, to the holders of record on September 2, 2004; (d) US$.09925 per outstanding share of Series VI Convertible Preferred Stock, payable on October 15, 2004, to the holders of record on September 2, 2004; (e) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock, payable on October 15, 2004, to the holders of record on September 2, 2004; and (f) Php1.00 per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stocks, payable on September 30, 2004, to the holders of record on September 1, 2004.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million common stock of PLDT have been reserved as underlying shares of options under the ESOP in 1999.

Movements in the number of stock option plan outstanding are as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Beginning balance	900,118	1,226,395
Exercised shares*	(289,732)	–
Cancelled	(26,784)	(326,277)
Ending balance	583,602	900,118

* Based on date of payment of exercised shares

Since the date of the grant on December 10, 1999 up to December 31, 2003, there were no officers or executives who exercised their options. Instead, there were cancellations of options due to officer resignations and retirements of officers and executives.

As of September 30, 2004, 289,732 shares were exercised by certain officers and executives at an exercise price of Php814 per share. Of the 289,732 exercised shares, 11,932 shares were unissued as of September 30, 2004.

16. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a Founder NSP, or National Service Provider, Air Time Purchase Agreement with PT Asia Cellular Satellite (assigned and transferred to AIL), as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on the commercial operations date, which has been set as January 1, 2002. The commercial operations date is defined as the earlier of:

•         the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest in PLDT or its subsidiary, as of September 30, 2004 and December 31, 2003 and for the nine months ended September 30, 2004 and 2003 are as follows:

1. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on December 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php251 million and Php218 million for the nine months ended September 30, 2004 and 2003, respectively. As of September 30, 2004 and December 31, 2003, outstanding obligations of PLDT amounted to Php36 million and Php40 million, respectively.

2. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php324 million and Php223 million for the nine months ended September 30, 2004 and 2003, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php192 million and Php228 million as of September 30, 2004 and December 31, 2003, respectively.

3. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. Total payments to Gotuaco covering the 12-month period ending December 31, 2004 amounted to Php11 million. A director of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco.

17. Employees’ Benefit Plans

PLDT

PLDT has a trustee-managed, non-contributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2004, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2003:

(in million pesos)
Actuarial accrued liability	(5,971)
Assets at fair value	3,927
Unfunded actuarial accrued liability	(2,044)
Unrecognized:
Net transition liability	2,296
Net experience adjustment	1,535
Prepaid pension cost as of December 31, 2003	1,787
Accrual of pension cost	(453)
Contributions	478
Prepaid pension cost as of September 30, 2004	1,812
Less current portion as of September 30, 2004 (Note 6)	605
Noncurrent portion of prepaid pension cost as of September 30, 2004 (Note 9)	1,207

The weighted average assumptions used to determine pension benefits for 2004 are as follows:

2003
Discount rate	9%
Rate of increase in compensation	7%
Rate of return on plan assets	9%

Net pension cost was computed as follows:

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Normal cost	263	234
Interest cost	24	20
Amortization of:
Unrecognized net transition liability	115	82
Unrecognized net experience adjustments	51	(8)
	453	328

In addition to PLDT’s cash contribution in relation to the manpower rightsizing program in June 2003, PLDT contributed to the PLDT BTF its investment in convertible notes of Unilink and a real property in Makati City.

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

In October 2003, Smart’s board of directors approved enhancements to the retirement plan. The enhanced retirement plan gives a member the option to contribute to the fund up to a maximum of 10% of his monthly salary. On top of its current contribution, Smart will provide an additional contribution up to 50% of the member’s contribution, depending on his tenure in the company.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php68 million and Php52 million for the nine months ended September 30, 2004 and 2003, respectively.

18. Other Income (Expenses) – Net

This account consists of:

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Gain on debt exchange transactions (Note 12)	4,419	–
Gain (loss) on derivative transaction – net (Notes 2 and 24)	435	(1,706)
Foreign exchange losses – net (Notes 12 and 24)	(645)	(2,886)
Hedge cost (Note 24)	(851)	(808)
Manpower rightsizing cost, or MRP (Note 17)	(736)	(1,955)
Financing charges (Note 9)	(650)	(643)
Asset impairment (Note 7)	(395)	(1,344)
Others – net (Notes 13 and 22)	(661)	(1,448)
	916	(10,790)

In 2004, the gain on the debt exchange transaction arose from the exhange of 69.4% of Piltel’s total outstanding restructured debt by Smart from Piltel’s creditors. The gain represents the difference between the fair value of Piltel’s debt cancelled and/or exchanged to Smart’s debt amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart’s consideration for the debt exchange including cash of Php84 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,390 million (net of debt discount of Php7,464 million).

In relation to our early adoption of IAS 32 and 39, we recognized the following in our profit and loss accounts: (1) gain (loss) on derivative transactions representing the mark-to-market gain or loss in relation to the derivative instruments not designated as hedges; and (2) foreign exchange losses – net pertaining to the foreign exchange revaluation of the carrying values of financial liabilities and hedged items prior to designation and documentation as hedged instruments in July 2004.

Over the past years, PLDT has been implementing MRP in line with its continuing effort to reduce the cost base of the fixed line business. The MRP cost charged to operations for the three quarters of 2004 and 2003 amounted to Php736 million and Php1,955 million, primarily representing charges relating to 258 and 1,681 PLDT employees affected by the program, respectively; unrecognized past service costs, which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower rightsizing program are recognized as loss on settlement. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations.

In 2004, asset impairment provisions were recognized for certain international facility equipment of PLDT Global and SubicTel in relation to our strategic direction to functionally integrate our international fixed line businesses. In 2003, impairment losses were recognized by ACeS Philippines and ePLDT in respect of certain equipment related to their investee companies.

19. Income Taxes

The net components of deferred income tax recognized in the balance sheets are as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Net assets	68	256
Net liabilities	(6,195)	(6,405)

The components of net deferred tax assets and liabilities are as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Net assets – net:
Allowance for doubtful accounts	60	565
Unearned revenues on sale of prepaid cards	4	394
Unamortized past service cost	2	6
Allowance for inventory losses	–	130
Provisions for unrealizable assets	–	82
Interest charges capitalized –net of amortization	–	(555)
Others	2	(366)
	68	256

Net liabilities – net:
Allowance for doubtful accounts	3,961	2,890
Derivative financial instruments	1,394	1,331
Unamortized past service cost	1,082	1,139
Unearned revenues on sale of prepaid cards	704	140
Provisions for unrealizable assets	518	451
Accelerated depreciation	325	–
Allowance for inventory losses	253	76
Accrued business tax and others	49	90
Foreign exchange differential capitalized – net of depreciation	(6,083)	(4,971)
Interest charges capitalized – net of amortization	(5,115)	(4,766)
Preferred stock subject to mandatory redemption	(1,377)	(1,748)
Gain on debt exchange transaction	(923)	–
Taxes and duties capitalized – net of amortization	(598)	(646)
Prepaid pension cost	(580)	(572)
Others	195	181
	(6,195)	(6,405)

The benefit of PLDT’s NOLCO amounting to Php1,930 million in 2002 and Php85 million in 2003 can be claimed as deductions against taxable income until 2005 and 2006, respectively.

Provision for income tax consists of:

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Current	5,066	1,343
Deferred	266	(1,279)
	5,332	64

The current provision for income tax-current for the nine months ended September 30, 2004 and 2003, on a consolidated basis, mainly represents the subsidiaries’ income tax under the regular corporate income tax. The benefit of MCIT of Php638 million in 2002 and Php624 million in 2003 can be claimed as deductions against income tax payable until 2005 and 2006, respectively.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
	(in million pesos)
Provision at statutory tax rate	8,097	237
Tax effects of:
Income not subject to tax	(3,347)	(3,896)
Income subject to final tax	(248)	(173)
Income subject to lower tax rate	(105)	(103)
Non–deductible expenses	729	835
Equity share in net losses of investees	297	517
Others	(91)	2,647
Actual provision for income tax	5,332	64

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to a three-year income tax holiday which expired in May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year income tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of September 30, 2004 and December 31, 2003 have been reduced to the extent that part or all of that deferred tax assets are no longer probable to be utilized.

20. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Nine Months Ended September 30,
	2004		2003
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income	20,007	20,007	593	593
Less dividends on preferred shares	1,147	37	1,115	1,115
Add dividend on preferred stock subject to mandatory redemption charged to interest expense for the period	–	210	–	–
Net income applicable to common shares	18,860	20,180	(522)	(522)

	(In Thousands, Except Per Share Amounts)
Outstanding common shares, beginning	169,476	169,476	169,393	169,393
Effect of issuance of common shares during the period	96	96	–	–
Weighted average number of shares under ESOP during the period	–	110	–	–
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to EE	–	3,617	–	–
Global Depositary Stock Series III	–	7,908	–	–
Preferred Stock Series V	–	2,576	–	–
Preferred Stock Series VI	–	4,764	–	–
Preferred Stock Series VII	–	3,842	–	–
Weighted average number of common shares, end	169,572	192,389	169,393	169,393
Earnings per common share	Php111.22	Php104.89	Php(3.08)	Php(3.08)

Series A to EE, III, V, VI and VII Convertible Preferred Stocks were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP, and compared against the basic EPS. Since the amount of dividends on the Series A to EE, III, V, VI and VII Convertible Preferred Stocks over its equivalent number of common shares decreased the basic EPS, these Convertible Preferred Stocks were deemed dilutive.

The computations of diluted earnings per share were anti-dilutive for the nine months ended September 30, 2003; therefore, the amounts reported for basic and diluted earnings per share were the same.

21. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of September 30, 2004:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt	168,626	31,510	60,480	20,112	56,524
Long-term lease obligations:
Operating lease	3,231	750	1,028	633	820
Capital lease	1,800	586	642	121	451
Unconditional purchase obligations(1)	12,550	4,372	2,260	2,260	3,658
Other long-term obligations	22,020	–	–	14,015	8,005
Total contractual cash obligations	208,227	37,218	64,410	37,141	69,458

(1) The amounts disclosed in the table above are based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 12 – Long-term Debt.

Long-term Operating Lease Obligations

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 16 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php98 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of September 30, 2004, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php33 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php50 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php2,898 million as of September 30, 2004 in respect of office and cell site rentals with over 2,000 lessors nationwide.

Long-term Capital Lease Obligations.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2004, PLDT’s aggregate remaining obligation under this agreement was approximately Php914 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair have made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then to seek a mutually acceptable agreement, no amenable arrangement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. As of the date of this report, the DOJ has not yet responded to the DOTC’s referral. As of September 30, 2004, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php67 million and Php778 million, respectively.

Other Long-term Capital Lease Obligations. The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php883 million as of September 30, 2004 in respect of office equipment and facilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 16 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement with AIL in March 1997, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement states that PLDT has to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

As of September 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,986 million. See Note 16 – Related Party Transactions and Note 22 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$11 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the agreement and issued Addendum 6 to write-off all past due invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2004-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter.

Effective July 1, 2004, Verisign has agreed to amend the Agreement and issued Addendum 8 as extension of Addendum 6. Annual support fee for year 5 (September 2004 to August 2005) will remain at US$40,000 and affiliate revenue sharing rates will remain at 25%. As of September 30, 2004, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php18 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact has agreed to amend the Contract and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact. As of September 30, 2004, iPlus has paid all its obligations to I-Contact.

Other Unconditional Purchase Obligations. The PLDT Group has various purchase contracts for periods ranging from two to three years covering the use of a fraud management system and satellite hub and remote very small aperture terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 8 – Investments and Note 15 –Equity, as of September 30, 2004, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel.

Each share of Series V, VI, and VII Convertible Preferred Stocks is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to shares of PLDT’s common stock. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share for Series V, VI and VII, respectively.

As of September 30, 2004, 175,320 shares of Series V Convertible Preferred Stock and 531,251 shares of Series VI Convertible Preferred Stock had been converted to PLDT’s common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2004 was Php22,020 million, of which Php14,015 million is payable on June 4, 2008 and Php8,005 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php15,557 million, based on the market price of PLDT’s common stock of Php1,395 per share as of September 30, 2004.

Commercial Commitments

As of September 30, 2004, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,569 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In August 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia for the purchase of additional equipment to expand Smart’s GSM cellular network. The US$200 million MPO was completed in November 2003. On May 30, 2003, Smart entered into a Technical Support Services Agreement, or TSSA, with Nokia in the amount of US$8 million. This TSSA has been fully served as of December 31, 2003.

In January 2004, Smart signed a new MPO in favor of Nokia amounting to US$117 million (Phase 7 under the Frame Supply Contract between Smart and Nokia). Smart is, however, under no legal obligation to incur these expenditures.

On June 23, 2004, Smart signed a TSSA with Nokia in the amount of US$10 million which is valid until December 31, 2004.

As of September 30, 2004, Smart had no guarantee obligations, standby repurchase obligations or other commercial commitments.

22. Provisions and Contingencies

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As of September 30, 2004, PLDT has paid, since 1994, a total amount of Php1,718 million in SRF, of which Php1,508 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, now stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments amounted to Php131 million in 2004 and 2003, and Php123 million in 2002.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of September 30, 2004.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that Public Telecommunications Policy Act, or R.A. No. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was not exempt from the local franchise tax. Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has taken steps to arrive at compromise settlements with several LGUs in order to maintain and preserve its good standing and relationship with these LGUs. PLDT has paid a total amount of Php157 million as of September 30, 2004 for local franchise tax covering the fourth quarter of 1998 to 2004 to certain LGUs who have agreed to a compromise settlement.

PLDT continues to contest assessments amounting to Php5,142 million, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

In a petition recently filed with the Supreme Court involving another LGU, PLDT has appealed to the Supreme Court for a re-examination of its decision in the City of Davao case in light of the strong dissenting opinion in that case concurred in by four (4) other Justices of the Supreme Court.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed their motion for reconsideration and Smart has filed its opposition.

Piltel also received assessments from the local government of the City of Makati in the aggregate amount of Php45 million covering the period from 1999 to 2001. Piltel has formally protested the assessments, based on: (1) Piltel’s belief that the opinion rendered by the BLGF for Smart should likewise hold true for Piltel; and (2) the effective date of the legislative franchise of Piltel (R.A. 7293) which came after the effectivity of R.A. 7160. The franchise tax prescribed under Section 137 of the Local Government Code is deemed part of the Piltel franchise (the later law) which states, among other things, that Piltel shall pay only a franchise tax equivalent to three percent of all gross receipts of the business transacted under its franchise and such percentage shall be in lieu of all taxes on the franchise or earnings thereof.

Piltel’s protest of the assessments was denied by the City of Makati on December 18, 2001. Piltel then filed a petition with the Makati RTC, appealing the local franchise business taxes. On December 10, 2002, the Makati RTC rendered its judgment granting Piltel’s petition and enjoining the City of Makati from assessing and collecting any further annual local franchise business taxes from Piltel. The City of Makati filed its motion for reconsideration of this judgment with the Makati RTC, which was subsequently denied. On April 1, 2003, the City of Makati filed a Petition for Review with the Court of Appeals.

On July 12, 2004, the Court of Appeals came out with a decision upholding the Makati RTC that Piltel is exempt from payment of the local Franchise Tax. In this regard, the City of Makati has filed its appeal with the Supreme Court. The Supreme Court has not yet given due course to the City of Makati’s appeal.

We have made a reasonable estimate of the amount necessary to pay or settle the contested assessment in the event of an unfavorable judgment against us and have made the appropriate provisions in our consolidated financial statements as of September 30, 2004.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite (assigned and transferred to AIL), as amended in December 1998. The agreement states that PLDT has to purchase at least US$5 million worth of air time annually over ten years commencing on the date of the Garuda satellite’s commercial operations and has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. The air time payment obligations shall remain in effect until all indebtedness incurred by AIL have been fully repaid. See Note 16 – Related Party Transactions and Note 21 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

The Garuda satellite was launched on February 12, 2000 and was available for service beginning October 1, 2000. Pre-commercial operations began on January 1, 2001 and full commercial operations began on January 1, 2002.

We believe that the payment obligations under the Air Time Purchase Agreement exceed the economic benefits expected to be received under it as a result of the delay in the launch of the satellite, unavailability of competitive handsets and competitions from cellular GSM services, occurrence of a partial satellite loss, changes in the primary business of AIL and other factors affecting its business. Accordingly, we started negotiations with AIL for the revision of the payment obligations under the Air Time Purchase Agreement in 2000.

As a result of these negotiations, the effective date of Air Time Purchase Agreement became January 1, 2002. In 2002, billings for satellite air time were reduced to actual air time usage, less amount for marketing assistance to service providers. In March 2003, PLDT, together with the founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$1 million in 2002, US$3.8 million in 2003 and US$0.4 million for the first quarter of 2004.

On February 10, 2004, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the deadline set in the Standstill Agreement for the establishment of a revised Air Time Purchase Agreement.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As of September 30, 2004, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,986 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our consolidated financial statements as of December 31, 2004 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs. Total indebtedness of AIL amounted to US$195 million as of January 1, 2003.

23. Financial Risk Management Objectives and Policies

Our principal financial instruments, other than derivatives, comprise bank loans, fixed rate notes, convertible redeemable preferred stock and finance capital leases, cash and short-term deposits. The main purpose of these financial instruments is to fund our operations. We have various other financial instruments such as trade debtors and trade creditors, which arise directly from our operations.

We also enter into derivative transactions, principally foreign currency swap contracts, foreign exchange forward contracts, currency option contracts, and interest rate swap contracts. The purpose is to manage the currency risks and interest rate risks arising from our operations and our sources of financing.

It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk. Our Board reviews and agrees with policies for managing each of these risks and they are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Currency Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of September 30, 2004 and as of December 31, 2003:

	September 30, 2004(1) (Unaudited)		December 31, 2003(2) (As restated – Note 2)
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Assets:
Cash and cash equivalents	US$296	Php16,647	US$146	Php8,105
Receivables – net	159	8,960	195	10,855
Prepayments and other current assets	80	4,489	29	1,615
	535	30,096	370	20,575
Liabilities:
Accounts payable	57	3,195	60	3,322
Accrued expenses and other current liabilities	65	3,581	25	1,363
Notes payable	–	–	3	150
Long-term debt	2,761	155,362	3,078	167,913
Deferred credits and other noncurrent liabilities	229	12,867	256	14,205
Preferred stock subject to mandatory redemption	205	11,542	190	10,549
	3,317	186,547	3,612	197,502
Net foreign currency – denominated liabilities	US$2,782	Php156,451	US$3,242	Php176,927

(1)  The exchange rate used was Php56.276 to US$1.00.

(2)  The exchange rate used was Php55.586 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php56.276 to US$1.00 and Php55.586 to US$1.00, the Philippine peso-U.S. dollar exchange rates as of September 30, 2004 and December 31, 2003, respectively.

As at November 3, 2004, the peso–dollar exchange rate was Php56.372 to US$1.00. Using this exchange rate, our consolidated net foreign currency–denominated liabilities as of September 30, 2004 would have increased by Php267 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of September 30, 2004, approximately 98% of our total consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 7% are in Japanese yen, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 67% of our consolidated foreign-currency debts), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 12 – Long-term Debt to the accompanying financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into foreign exchange forward contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks. For further discussion on our hedging instruments, see Note 24 – Financial Instruments.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. For further discussion on our interest rate swap, see Note 24 – Financial Instruments.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following table sets out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Period ended September 30, 2004

						Total		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	In Dollars	In Pesos	In Dollars	In Pesos
						(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	134	164	288	175	549	1,310	73,757	1,386	77,991
Interest rate	9.875%	9.25%	7.85% to 10.625%	10.50%	8.35% to 11.375%
US$ Fixed Loans (in millions)	60	80	21	85	160	406	22,852	401	22,593
Interest rate	4.3% to 8.03%	4.3% to 7.4%	4.3% to 7.95%	5.5% to 7.89%	4.3% to 7.4%
Japanese Yen (in millions)	–	–	–	89	–	89	4,994	89	5,008
Interest rate	–	–	–	2.125%	–
Philippine Peso (in millions)	13	18	14	–	15	60	3,334	64	3,627
Interest rate	11% to 16.8%	11% to 16.8%	11% to 15.816%	–	15% to 16.8%
Variable Rate
U.S. Dollar (in millions)	112	172	202	110	264	860	48,358	860	48,358
Interest rate	0.20% to 3.4% over LIBOR	0.50% to 3.4% over LIBOR	0.55% to 3.65% over LIBOR	0.15% to 4.30% over LIBOR	0.65% to 3.625% over LIBOR
Japanese Yen (in millions)	–	–	83	14	–	97	5,453	97	5,453
Interest rate	–	–	3.85% over JPY LIBOR	1.70% over JPY LIBOR	–
Philippine Peso (in millions)	–	–	–	1	5	6	359	6	359
Interest rate	–	–	–	8.43%	8.43%
Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	38	2,146	38	2,146
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	–	–	–	–	11.375%
Variable Rate on JPY notional	–	–	–	–	8.16% over LIBOR

Year ended December 31, 2003

						Total		Fair Value
	Below 1 year	1-2 years	2-3 years	4-5 years	Over 5 years	In Dollars	In Pesos	In Dollars	In Pesos
						(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	77	138	175	300	724	1,414	78,581	1,444	80,273
Interest rate	10.625%	9.875%	9.25%	7.85% to 10.625%	8.35% to 11.375%
US$ Fixed Loans (in millions)	61	91	47	119	19	337	18,723	360	19,975
Interest rate	3.8% to 8.01%	3.8% to 8.03%	5.6% to 5.95%	5.6% to 7.95%	5.6% to 6.56%
Japanese Yen (in millions)	–	–	–	91	–	91	5,068	92	5,121
Interest rate	–	–	–	2.125%	–
Philippine Peso (in millions)	15	31	14	–	15	75	4,147	81	4,489
Interest rate	11% to 17.5%	11% to 16.8%	15.816% to 16.8%	–	15%
Variable Rate
U.S. Dollar (in millions)	82	163	209	268	285	1,007	56,015	1,007	56,015
Interest rate	0.75% to 3.4% over LIBOR	0.20% to 3.4% over LIBOR	0.50% to 3.65% over LIBOR	0.15% to 4.30% over LIBOR	0.65% to 3.625% over LIBOR
Japanese Yen (in millions)	–	–	103	13	111	227	12,631	227	12,631
Interest rate	–	–	1% to 3.85% over JPY LIBOR	1% over JPY LIBOR	1% over JPY LIBOR
Philippine Peso (in millions)	–	–	1	6	53	60	3,314	60	3,314
Interest rate	–	–	6.29%	6.29%	6.29%

Interest rate swap (fixed to floating)
U.S. Dollar (US$125million)	–	–	–	–	–	46	2,582	46	2,582
Japanese Yen (JPY15,037 million)					–
Fixed Rate on US$ notional	–	–	–	–	11.375%
Variable Rate on JPY notional	–	–	–	–	8.16% over LIBOR

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our other financial assets, which comprise cash and cash equivalents, certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

24. Financial Instruments

Fair Values

The estimated fair values of the financial instruments included in the respective account captions as of September 30, 2004 and December 31, 2003 are as follows:

	Carrying Value		Fair Value
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	(in millions of pesos)
Financial assets:
Cash and cash equivalents	27,516	19,372	27,516	19,372
Accounts receivable - net	12,972	16,908	12,972	16,908
Foreign currency swaps	1,070	1,360	1,070	1,360
Foreign currency options	629	247	629	247
Foreign exchange contracts	12	–	12	–
Financial liabilities:
Accounts payable	7,158	5,487	7,158	5,487
Accrued expenses and other current liabilities	17,565	16,435	17,565	16,435
Dividends payable	716	577	716	577
Notes payable	18	2,133	18	2,133
Long-term debt (including current portion)	159,107	178,479	161,252	187,613
Interest rate swaps	2,146	2,582	2,146	2,582
Foreign exchange contracts	–	62	–	62
Bifurcated foreign currency forwards	–	17	3	17
Preferred stock subject to mandatory redemption
Series V	2,321	2,054	3,923	3,655
Series VI	6,043	5,433	7,619	6,983
Series VII	5,499	5,248	5,737	5,448

Financial Assets and Liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents: Due to the short-term nature of our transactions, the carrying amount reported in the consolidated balance sheets approximates the fair value of our short-term deposit.

Accounts receivable: The net carrying value represents the fair value due to the short-term maturities of these receivables.

Accounts payable and accrued expenses, dividends payable and notes payable: The carrying value reported in the consolidated balance sheets approximates fair value due to the short-term maturities of these liabilities.

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using an independent third party valuation model.

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as of September 30, 2004 and December 31, 2003:

	September 30, 2004		December 31, 2003
Maturity	Notional Amount	Mark-to-market Gain (Loss)	Notional Amount	Mark-to-market Gain (Loss)
	(in millions)
PLDT

Cash flow hedges:
Long-term currency swaps
2017	US$300	Php804	US$300	Php687
2012	250	266	250	563
2009(1)	–	–	175	110

Long-term foreign currency options
2009	175	655	–	–

Short-term foreign currency options	73	(121)	–	–

Transactions not designated as hedges:
Long-term foreign currency options	US$175(2)	(Php20)	US$–	Php–

Short-term foreign currency options	–	–	79	247
Short-term options	73(3)	123	–	–
Subsidized forwards	5	1	–	–
JPY options	JPY875	(9)	–	–

Interest rate swap	US$125	(2,146)	125	(2,582)

Forward foreign exchange contracts	US$79	(3)	125	(11)
	JPY811	3	–	–

Bifurcated embedded derivatives	US$1	(3)	3	(12)
		(450)		(998)
Smart
Transactions not designated as hedges:
Forward foreign exchange contracts	US$66	12	US$72	(51)
Bifurcated foreign-currency forwards	11	3	15	(5)
		15		(56)
Net liabilities		(Php435)		(Php1,054)

(1) Re-classified as long-term currency options starting July 1, 2004;

(2) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as hedged portion; and

(3) Non-hedged portion of short-term foreign currency options based on the same notional amount as hedged portion.

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Presented As:
Current assets (Note 6)	390	267
Noncurrent assets (Note 9)	4,115	1,361
Current liabilities (Note 11)	(384)	(91)
Noncurrent liabilities (Note 13)	(4,556)	(2,591)
Net liabilities	(435)	(1,054)

Cumulative translation adjustments as of September 30, 2004 consists of:

In Million Pesos
Net loss from derivative transactions	115
Net loss from financial assets available for sale	8
Foreign exchange from revaluation of hedged item	73
196
Tax on items taken directly to equity	(60)
Net cumulative translation adjustments	136

Analysis of gain (loss) on derivative transaction for the nine months ended September 30, 2004 and 2003 are as follows:

	September 30, 2004 (Unaudited)	December 31, 2003 (As restated – Note 2)
	(in million pesos)
Net mark-to-market loss – ending	(435)	(2,141)
Net mark-to-market loss – beginning	(1,054)	(600)
Net change	619	(1,541)
Net loss charged to cumulative translation adjustments	115	–
Others	(299)	(165)
Net gain (loss) on derivative transactions during the period	435	(1,706)

PLDT

Cash Flow Hedges

Long Term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As of September 30, 2004 and December 31, 2003, these long-term currency swaps have an aggregate notional amount of US$550 million and US$725 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. Dollar/Philippine Peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As of September 30, 2004 and December 31, 2003, the outstanding swap contracts have an average exchange rate of Php50.756 and Php51.22, respectively.

In order to manage hedge costs, these swaps included credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature As of September 30, 2004 and December 31, 2003, US$725 million and US$575 million of PLDT’s long-term currency swaps/options, respectively, have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged to about 2.64% and 2.10% per annum as at September 30, 2004 and December 31, 2003, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our balance sheets.

Long Term Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine Peso to U.S. Dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. Dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine Peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine Peso to U.S. Dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 3.32% and 2.30% per annum as at September 30, 2004 and December 31, 2003, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. Dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

Short Term Currency Options

PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2004 and June 2005. Under the terms of the contracts, PLDT will have the option to purchase U.S. Dollar at an agreed Philippine Peso to U.S. Dollar spot exchange rate or prevailing spot rate at maturity whichever is lower.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine Peso and the U.S. Dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long Term Currency Options

With reference to the above-mentioned hedge on the PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. Dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short Term Currency Options

In order to manage hedge costs, currency option contracts that hedge PLDT’s fixed rate notes due June 2004 and June 2005 have features similar to that of the long-term currency option contracts. PLDT simultaneously sold currency option contracts with the same notional amounts with same maturity. Together with the other short term currency option contracts classified under cash flow hedges, PLDT has the obligation to buy U.S. Dollar at the agreed strike price plus the excess above the agreed threshold rate should the Philippine Peso to U.S. Dollar spot exchange rate on maturity date settle beyond that agreed threshold. In exchange for this condition, the overall net hedging cost for the transactions is reduced.

PLDT also entered into short term US$ subsidized forwards and JPY currency option contracts to hedge other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate JP¥ amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375% provided the JP¥ to U.S. Dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the JP¥ strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. Dollar to JP¥ rate to 3%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. Dollar and JP¥ forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions cover service contracts denominated in U.S. dollars to be paid out to a Japanese company.

Smart

Smart uses forward exchange contracts to hedge foreign currency-denominated assets, liabilities and firm commitments.

The above forward contracts have maturities ranging from one to six months. Cash deposits, presented as prepayment for forward purchase contract under “Prepayments and other current assets”, amounting to Php2,863 million and Php2,864 million collateralize certain of the forward exchange contracts outstanding as of September 30, 2004 and December 31, 2003, respectively.

Smart’s embedded derivatives were bifurcated from service and purchase contracts. As of December 31, 2003, outstanding contracts included a service contract with foreign equipment supplier and various suppliers covering handset importations payable in U.S. Dollars. Outstanding contracts as of September 30, 2004 covered handset importations only.

25. Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers, Smart and Piltel, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, Maratel, BCC which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary, ePLDT, call center services provided by ePLDT’s subsidiaries, Parlance Systems, Inc. and Vocativ Systems, Inc., internet access services provided by ePLDT’s subsidiary, Infocom Technologies, Inc., and e-commerce, call centers and IT-related services provided by other investees of ePLDT, as described in Note 8 – Investments.

The segment assets as of September 30, 2004 and December 31, 2003 and results of operations of our reportable segments for the nine months ended September 30, 2004 and 2003 reported under Philippine GAAP are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the nine months ended September 30, 2004 (Unaudited)
Operating revenues:	51,444	35,881	1,788	(1,594)	87,519
External revenues	50,648	35,319	1,552	–	87,519
Inter-segment revenues	796	562	236	(1,594)	–
Operating expenses:	26,705	25,543	1,648	(1,742)	52,154
External expenses	25,908	24,665	1,581	–	52,154
Inter-segment expenses	797	878	67	(1,742)	–
Operating income	24,740	10,654	(29)	–	35,365
Segment assets	86,458	247,476	3,282	(31,306)	305,910
Segment liabilities	44,792	176,149	3,423	(7,078)	217,286
Net cash flows provided by (used in):
Operating activities	30,635	23,309	321	276	54,541
Investing activities	(13,132)	8,243	(498)	(11,226)	(16,613)
Financing activities	(17,059)	(23,931)	336	10,950	(29,704)
Provision for doubtful accounts	95	2,105	5	–	2,205
Depreciation and amortization	9,451	10,764	231	–	20,446
Impairment losses	–	395	–	–	395
Capital expenditures	(12,811)	(3,222)	(205)	–	(16,238)

As of December 31, 2003 (As restated – Note 2) and for the nine months ended September 30, 2003 (Unaudited)
Operating revenues:	38,173	37,123	1,322	(3,094)	73,524
External revenues	37,436	34,830	1,258	–	73,524
Inter-segment revenues	737	2,293	64	(3,094)	–
Operating expenses:	24,700	27,722	1,405	(3,748)	50,079
External expenses	23,780	24,894	1,405	–	50,079
Inter-segment expenses	920	2,828	–	(3,748)	–
Operating income (losses)	13,473	9,401	(83)	654	23,445
Segment assets	86,577	240,973	3,050	(29,814)	300,786
Segment liabilities	53,683	187,582	2,856	(12,889)	231,232
Net cash flows provided by (used in):					–
Operating activities	19,544	17,676	(121)	254	37,353
Investing activities	(6,608)	(1,316)	(26)	(4,347)	(12,297)
Financing activities	(10,998)	(17,779)	178	4,093	(24,506)
Provision for doubtful accounts	501	2,575	14	–	3,090
Depreciation and amortization	7,688	10,207	247	–	18,142
Impairment losses	1,267	–	77	–	1,344
Capital expenditures	(6,937)	(4,224)	(71)	–	(11,232)

26. Other Matters

a. Long-Term Incentive Plan, or LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of an LTIP for eligible key executives and advisors of PLDT and it subsidiaries and affiliates. The LTIP is a four-year cash plan covering the period January 1, 2004 to December 31, 2007. The awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of the approved target increase in PLDT’s common share price by the end of the plan period and the cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

b. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

  U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.–Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.–international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISP.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.–Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was reported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a Petition for Reconsideration of the Commission’s May 13, 2004 Order on the grounds that the Order should have vacated as moot the International Bureau’s March 10, 2003 Order.

d. Investigation by U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged antitrust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In addition, in March 2004, a PLDT (U.S.) Ltd. employee received a subpoena to testify before the grand jury in connection with this investigation. This employee has not yet been asked to appear before the grand jury. At this time, the PLDT Group cannot predict the outcome of this investigation.

27. Reclassification of Accounts

We have reclassified certain accounts in 2003 to conform with our 2004 consolidated financial statements presentation.